                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of March, 2006

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

     Yes [ ]         No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes [ ]   No [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ]   No [X]

     This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1.   2005 Annual report

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                        (Registrant)


                                        By: /s/ Sebastien Gignac
                                            ------------------------------------
                                        Name: Sebastien Gignac
                                        Title: Vice President, Corporate
                                               Secretary and General Counsel

Dated: April 3, 2006

                               2005 Annual Report

                                  WE'RE MOVING
                                TO THE NEXT LEVEL

                                   (ART LOGO)

                    ART Advanced Research Technologies Inc.

OUR MISSION IS TO BE A MARKET LEADER in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio and a strategic alliance with GE Healthcare. From the time it took its first order 30 months ago to the end of 2005, the Company has shipped 34 units of eXplore Optix(TM), an innovative optical molecular imaging device targeting the pharmaceutical and preclinical research markets. ART is also aiming to obtain regulatory approval in Canada, the European Union (EU), and the United States for the commercialization of SoftScan(R), an adjunct diagnostic tool intended to be used for breast cancer detection and treatment monitoring. ART has been listed on the Toronto Stock Exchange since June 2000 (TSX: ARA).

2005: A pivotal year for ART

Milestones

Year ended December 31, 2005

FEBRUARY

-    ART Present as Bronze Sponsor at The Breast Course in Quebec City.

MARCH

- ART Invited to participate in the Canadian medical device technology partnering mission in Massachusetts

- ART receives authorization from Health Canada to begin pivotal trials for Softscan

- ART and GE Healthcare expand the eXplore Optix imaging product line with global launch of multiwavelength system

- eXplore Optix featured at annual conference of the Academy of Molecular Imaging (AMI) in Orlando, Florida

- ART CEO Micheline Bouchard makes presentation at BIOMEDEX 2005 in Montreal, Quebec

APRIL

- ART presents eXplore Optix at annual conference on Image Analysis and In-Vivo Pharmacology in Roskilde, Denmark

- ART attends annual conference of the American Association for Cancer Research (AACR) in Anaheim, California

MAY

- ART participates in FDA workshop on imaging technologies applied to drug development in Bethesda, Maryland

JULY

- ART announces closing of private placement of US$5.9 million with OppenheimerFunds, Inc.

-    ART announces ISO 13485:2003 certification

- ART announces private placement of US$5 million of senior convertible debentures

AUGUST

- SoftScan breast cancer imaging device featured in peer-reviewed journal Academic Radiology

SEPTEMBER

- ART expands engineering and operational strengths of executive team by appointing Mario Khayat as Vice President, Optical Products

- eXplore Optix-based breast cancer research results presented at annual meeting of the Society for Molecular Imaging (SMI) in Cologne, Germany

OCTOBER

- ART CEO Micheline Bouchard makes presentation at BioContact 2005 investor conference in Quebec City

- ART announces launch of SoftScan pre-pivotal clinical study at Massachusetts General Hospital

- ART announces launch of a North American pivotal clinical study of its SoftScan system

NOVEMBER

- In vivo fluorescent applications using eXplore Optix for pharmacokinetic studies presented at the In Vivo Molecular Imaging conference in La Jolla, California

-    ART initiates a pivotal study of its SoftScan system in Western Canada

2006

FEBRUARY

-    ART announces acquisition of Alerion Biomedical, Inc.

- ART'S Scientific Advisory Board endorses treatment monitoring application for SoftScan

ART at the new frontier

With the launch of pivotal trials on October 24, 2005, ART entered a new phase leading to the commercialization of SoftScan. Meanwhile, eXplore Optix registered landmark sales to some of the world's leading pharmaceutical and academic research labs. Both devices are based on ART's patented time-domain optical molecular imaging technology. Molecular imaging, in conjunction with new advances in biomarkers, is today viewed as the key enabling technology in the post-genomic age, expected to unleash a revolution in new drugs, non-invasive surgeries, diagnostics, treatment monitoring, and prophylactic measures over the next quarter-century. It will be an era of unprecedented efficacy and cost-effectiveness. With ART's strategic acquisition of Alerion Biomedical, Inc. in early 2006 (a maker of contrast agents for CT, MRI, optical and other preclinical imaging modalities), the Company's technologies occupy a critical position at this revolutionary pivot point.

MESSAGE FROM THE CHAIRMAN OF THE BOARD ART made significant progress over the past 12 months, bringing SoftScan to pivotal trials and continuing to sell eXplore Optix systems to both new and existing customers. Early in 2006, the Company also made a strategic acquisition that positions it well in the global imaging market. The timely purchase of Alerion Biomedical, Inc. fulfills a declared aim to take a leadership position in this market, and also provides a source of recurring revenue with which to fund continued activities.

                           (PHOTO OF BENOIT LA SALLE)
                                 BENOIT LA SALLE
                              Chairman of the Board

The past year saw other significant developments, outside ART, which are equally interesting to shareholders. As I write, financial markets in the United States and Canada are experiencing a strong surge in activity, specifically targeting medical device companies. The business press has duly noted this interest. In fact, the New York Times described the medical device sector in January 2006 as the subject of intense and growing interest from investors.

     I agree that the medical device sector is heating up, and for all the right reasons. Investors are recognizing that while the road to regulatory approval is arduous and presents many challenges, it compares favourably with the much longer and riskier process of bringing new drugs to market. The medical device sector also offers opportunities for product extension and revenue generation not possible with pharmaceuticals. One example is the portfolio of contrast agents recently acquired by ART. These products are intended for preclinical research and therefore do not require regulatory approval. However, future extensions for clinical use are possible and desirable, especially as clinicians and researchers continue to develop the new frontier of molecular medicine.

     Indeed, a medical revolution is underway. For the first time, imaging devices and contrast agents, such as those being developed by ART, are enabling clinicians to observe diseases at molecular and cellular levels, to which they can respond with treatments designed with far greater specificity than ever before. Scientists are already describing the next generation of "personalized" medicine, where drugs are custom-made to an individual's need, in order to maximize their efficacy and effectively remove the risk of side effects.

     I believe that ART is well-positioned in this emerging field, and is gaining maturity at the right time. ART's technology has very broad applications. The company is currently selling one device and developing a second, but the basic technology platform is so broad that it is easy to imagine dozens of applications in disease diagnosis, treatment monitoring, and drug development. Even before regulatory approval, SoftScan is showing great promise not only as an adjunct to breast cancer diagnosis, but also in the potentially much larger and more lucrative market of treatment monitoring, an area garnering much interest for its potential to reduce health-care costs and save lives. ART's time-domain optical imaging is proving its superiority on a number of fronts. It is not only more sensitive than competing optical imaging systems, but also significantly more cost-effective than MRI and PET.

     My confidence in ART is founded on a sound technology that is being developed and brought to market by rigorous and talented people. Management decisions are based on long-term success and enduring value. ART's corporate governance structure is equally sound, with eminent individuals of judgment, independence and integrity serving on the Board of Directors, as well as on the Scientific, Clinical and Business Advisory Boards.

     Finally, I would like to acknowledge ART's shareholders for their continued confidence, and I thank the members of the Board of Directors for their many contributions.


/s/ Benoit La Salle
-------------------------------------


2
ART | ANNUAL REPORT | 2005

MESSAGE TO SHAREHOLDERS A growing chorus of scientific and clinical opinion, voiced in research literature and conferences, holds that molecular imaging--and specifically optical imaging--will deliver countless applications from the lab bench to the bedside. ART's two lead products are therefore advancing from opposite ends of the continuum--preclinical and clinical--validating our technology with researchers and oncologists, drug companies and imaging specialists, academia and industry.

                          (PHOTO OF MICHELINE BOUCHARD)
                               MICHELINE BOUCHARD
                                President and CEO

In this context, October 24, 2005 may well be one of the most significant dates in ART's corporate annals. That date marks the start of pivotal trials for SoftScan, our breast cancer detection device. The trials' successful completion will permit commercialization of a molecular imaging technology whose potential applications continue to grow. The same technology is driving sales of eXplore Optix, our small-animal imaging device, which is being distributed to leading research labs around the world by GE Healthcare.

Strategic acquisition to drive recurring revenue

I am convinced that another equally significant date in our short history is February 15, 2006, when we announced the acquisition of Alerion Biomedical, Inc. Made on highly advantageous terms, this acquisition provides ART with a source of recurring revenue, offers high complementarity with our technology platform, and puts us on the ground floor of one of the most rapidly growing markets in the scientific and medical fields--the use of contrast agents in imaging. We had identified contrast agents as a highly desirable potential business for ART, and with this acquisition we have fulfilled our objective.

     Researchers use Alerion biomarkers and contrast agents to image experimental animals during drug discovery and development. Alerion has successfully commercialized one family of products--Fenestra(TM)--and has more in its pipeline that can eventually be used by customers who have bought our eXplore Optix small-animal imaging device, or who use other imaging modalities, such as CT, MRI, PET and SPECT. Since these contrast agents are not intended for use in humans, they do not require a highly burdensome regulatory approval process.

Accelerating SoftScan's approval

The launch of pivotal trials for SoftScan at the Cedars Breast Clinic, part of the McGill University Health Centre, was a signal event. Clinical trials are also underway at the Centre Hospitalier de l'Universite de Montreal, Massachusetts General Hospital, and Central Alberta Medical Imaging Services.

     In the interest of quickly engaging a critical mass of early adopters--the pioneers who spearhead every technology's rapid acceptance--we have determined that the best strategy is to focus on the more immediate Health Canada approval. In parallel, we are accelerating efforts to obtain the CE mark in Europe. With a strong base in Canada and Europe, and following the deployment of more sites in the United States, we will proceed with FDA approval.


                                                                               3
                                                      2005 | ANNUAL REPORT | ART

New applications, fresh opportunities

Given the broad range of potential applications for SoftScan, in 2005 we refined our strategy to address what we've identified as the largest unmet need, while pursuing the least burdensome path to regulatory approval. Our overall strategy is to gain acceptance for SoftScan in a broad range of indications, starting first with the diagnosis and the monitoring of treatment of breast cancer. We will use small pilot studies to establish SoftScan's effectiveness as a treatment monitoring device, while continuing the current multi-centre trials of SoftScan as an adjunct diagnostic tool to mammography, and then move to other applications, such as staging and the use of molecular probes for breast cancer screening. In early 2006, after reviewing the interim clinical data, which demonstrate SoftScan's high sensitivity to small variations in physiological parameters that indicate malignancy, ART's Scientific Advisory Board endorsed treatment monitoring as a promising application.

     Why is this a better approach? Because molecular imaging is building a strong constituency among oncologists and opinion-leaders as a window on a treatment's progress--or lack of progress. The FDA's deputy commissioner for operations, Dr. Janet Woodcock, made this position clear at the 2005 Molecular Medicine Tri-Conference in San Francisco. She noted that "we lack a mechanism for rapidly--or even slowly--tracing the response of cancer patients [to potential therapies] in drug trials. We want to see imaging technologies put to use here." In our view, the FDA will be the prime driver in transferring imaging modalities from preclinical to clinical settings in the future. This bodes well for ART, which has products in both markets.

     Breast cancer is the number one cancer among North American women. The American Cancer Society estimates that over 200,000 new cases of invasive cancer are diagnosed annually, as well as 58,000 early stage cases. About 40,000 women die from breast cancer every year. And yet the treatment monitoring options available to oncologists are few in number. Mammography exposes the patient to high doses of radiation--itself a risk factor for cancer--and lacks specificity, while biopsies are highly invasive. PET has the requisite sensitivity but is expensive, generates radiation, and is available only at large health centres. As for functional MRI, which is also expensive, a scan requires up to 30 minutes, is dangerous for patients with pacemakers or other implanted devices, and it is limited in its specificity.

     By contrast, SoftScan offers rich data at the earliest stage of intervention, when adjustments to the treatment of cancerous lesions can still yield positive results, and before embarking on an expensive and possibly ineffective course of therapy. SoftScan is safe, non-invasive and painless, with no limit to frequency of use. Given these advantages, oncologists could assess treatment more frequently than at the standard 12-week increments. I am confident that the medical community will see the immediate benefits. After all, every study confirms that early detection and appropriate treatment produce the best outcomes. This is why SoftScan has the potential to save lives, to reduce the anxiety and suffering associated with false diagnoses and inappropriate treatment, and to save the medical system hundreds of millions of dollars in treatment costs.


4
ART | ANNUAL REPORT | 2005
eXplore Optix gaining traction

In its third year of sales, our small-animal molecular imaging device gained the endorsement of existing customers, several of whom took the significant step of buying additional systems in 2005. Meanwhile, scientific papers and conference testimonials continue to confirm the technology's value in the lab. eXplore Optix, which is distributed and co-branded with GE Healthcare, commands a higher price compared to its competitors, but our device offers acknowledged superiority in function and sensitivity.

     Researchers use eXplore Optix to observe the progress of a "tagged" drug or disease in an experimental animal, in real time, at the molecular level. With faster access to more information, researchers can accelerate drug development and thereby cut costs, currently pegged at some US$1 billion to bring a single drug to market. This business proposition has certainly caught the drug companies' attention: optical imaging is the fastest growing preclinical imaging segment, with an annual growth rate of approximately 50 per cent. There are currently more than 2,000 potential customers for eXplore Optix--a US$200 million annual market.

Global giants bet on molecular imaging

There is growing consensus that molecular imaging has countless applications in humans, particularly in its use of biomarkers to localize and specify malignant tissue with high sensitivity. Global industry players are therefore jockeying for position in this emerging field.

     ART's partnership with GE Healthcare is a case in point. The number one maker of medical equipment has a six per cent stake in ART, and invested US$9.5 billion to purchase Amersham, the largest maker of biomarkers. Similarly, Siemens invested US$1 billion to acquire CTI Molecular Imaging. And in November 2005, we saw Philips announce a partnership with giant drug-maker Schering to develop an optical breast scanner that uses biomarkers, for an investment consideration of up to US$100 million.

     As the world's top three medical equipment makers continue to invest in technologies where ART has already staked a leadership position, the opportunities will multiply. ART will keep its options open, seeking out strategic partnerships--particularly in clinical applications--that leverage our industry-leading technology, our growing name recognition, and our newly acquired portfolio of contrast agents.

     With the launch of clinical trials for SoftScan in 2005 and the adoption of the new multiwavelength eXplore Optix system, ART is entering a critical phase in its development, a period of great challenges and opportunities for growth. I would like to thank our shareholders and Board of Directors for their support and confidence throughout this period. The distinguished members of ART's Business Advisory, Scientific Advisory, and Clinical Advisory Boards continue to make important contributions to our company's development. I would also like to thank our employees, the scientific, intellectual and business minds behind our remarkable progress. I am confident that ART possesses the human and technological assets for success and growth in a highly dynamic market.


/s/ Micheline Bouchard
-------------------------------------


                                                                               5
                                                      2005 | ANNUAL REPORT | ART

PIVOTAL TRIALS UNDERWAY ART's flagship product, SoftScan, entered pivotal trials in 2005 and thereby began the final phase of clinical studies toward regulatory approval. Those trials are currently underway at two leading medical centres:
Montreal's Cedars Breast Clinic, at the McGill University Health Centre, and at Central Alberta Medical Imaging Services.

                                   (GRAPHIC)

                                   (GRAPHIC)

Potential growing

While the pivotal trials address a US$1.8 billion global market for SoftScan as an adjunct to X-ray mammography, a significantly more lucrative market is now opening up. Our research shows that SoftScan could address an even larger unmet need in the monitoring of treatment for breast cancer. In the United States alone, the total breast cancer therapeutics market is estimated at US$2.8 billion in revenue per year, which could represent significant new market opportunities for SoftScan. This means SoftScan has at least two addressable global markets, together worth several billion dollars.

     These markets are emerging in parallel with new cancer treatments that are proving to be far more effective and precisely targeted--but also much more expensive. In fact, global spending on cancer drugs has jumped from US$22 billion in 2004 to over $31 billion in 2005. A single course of breast cancer treatment can run up to $60,000. In these circumstances, health-care administrators are therefore seeking better technologies for determining appropriate treatment, closely following its effectiveness, and then monitoring the treatment over time for cancer recurrence or metastases and, ultimately, to ensure remission.

     With its safe, non-invasive and painless technology, SoftScan can be used any number of times at far less cost that other high-sensitivity devices, such as MRI and PET, making it an ideal candidate for treatment monitoring. It has also been shown to be more effective than X-ray mammography in imaging radio-dense breasts, typical of younger women and those on hormone therapy.

Breast cancer is the number one cancer among women

- According to the World Health Organization, more than 1 million women are diagnosed with breast cancer annually;

- About 400,000 deaths occur from breast cancer every year, with most of those deaths occurring in developed countries;

- Invasive and, in some cases, unnecessary biopsies, following suspicious mammograms, cost the medical system $1 billion annually in the United States alone. They also exact a heavy toll in anxiety and suffering;

- 815 women out of every 100,000 living in the United States are breast cancer survivors, for whom post-treatment monitoring is critical in detecting second cancers, ensuring remission and monitoring side effects.

At every stage--diagnosis, treatment monitoring, and post-treatment follow-up--SoftScan could play a critical role.


6
ART | ANNUAL REPORT | 2005

                         Softscan(R) at pivotal junction

           PIVOTAL TRIALS underway at 2 leading breast cancer clinics

                                    (GRAPHIC)

                                    Addresses multi-billion-dollar global market

MARKET ACCEPTANCE IS GROWING Sales of our small-animal preclinical research device, co-branded with GE Healthcare, continued to grow in 2005. We recorded significant repeat sales of the systems to existing customers, and made breakthrough sales to the Asia-Pacific region. Our customers include some of the world's leading pharmaceutical companies, as well as prestigious research centres, such as the National Institutes of Health (NIH) in the United States and the National Research Council (NRC) in Canada.

(GRAPHIC)

(GRAPHIC)

EXPLORE OPTIX MULTIWAVELENGTH SYSTEM

The total preclinical analytical instrument market is estimated to be worth US$900 million in 2006, of which the imaging segment--growing at a compound annual growth rate (CAGR) of 26%--represents a US$200 million slice. The total number of potential placements for the eXplore Optix system--assuming, as our sales record already suggests, that many potential customers will need two or more systems--is in the order of 6,000 to 9,000.

     ART acted swiftly in 2005 to enhance the system's functionality and attractiveness. This strategic move is helping to speed market penetration and grow an installed base that will deter competing systems. It is also generating added incremental sales. Customers can now order the eXplore Optix system with up to four lasers and 14 filters, enabling them to image a greater variety of fluorophores at different depths without having to reconfigure the system each time. Existing customers can also retrofit their eXplore Optix system with multiple lasers.

Targeting drug developers

ART participated in several scientific conferences and trade shows in 2005 where eXplore Optix was presented to research scientists and pharmaceutical companies. As a growing body of evidence now shows, eXplore Optix is highly sensitive to extremely low doses of fluorescent-labelled probes. As a result, it provides superior image contrast, even in tissues that express small quantities of target receptors.

     This capability is especially welcome to pharmaceutical companies during drug development or Phase I studies. A successful drug now takes up to 15 years to bring to market and consumes up to US$1 billion in development costs. eXplore Optix can reduce this cost by accelerating the early stages of this process.

Potential set on "high"

As the scientific and medical world shifts to the increased use of biomarkers at every stage--from basic, applied and clinical research, to diagnosis, therapy and treatment monitoring--the potential market for eXplore Optix and its underlying technology platform could grow exponentially. With eXplore Optix, researchers are already moving beyond the observation of the action of candidate drugs in laboratory animals. They can now also use eXplore Optix to observe diseases and other anomalies in laboratory animals at their genesis, long before any anatomical changes. These include tumour growth and metastasis, as well as bacterial and viral disease progression. Other applications include transgene expression, the delivery of genes using viral vectors, and antibody labeling. Indeed, the potential uses have only just begun.


8
ART | ANNUAL REPORT | 2005

                                EXPLORE OPTIX(TM)
                                SALES TAKING OFF

                                NOW WITH 4 LASERS

                                    (GRAPHIC)

                            34 SYSTEMS ALREADY SOLD

ART'S FIRST BIOMARKER, WITH MORE IN THE PIPELINE With our strategic acquisition of Alerion in February 2006, we have gained entry into the rapidly growing market for biomarkers and radiopharmaceuticals used in research. The new product portfolio contains contrast agents that customers can eventually use with our eXplore Optix small-animal imaging device, as well as with other major imaging modalities, such as CT, MRI, PET and SPECT. Fenestra, with other potential products in the pipeline, will deliver a steady stream of revenue to ART. At the same time, a product portfolio that contains an imaging device and contrast agents will enable us to leverage customer relationships and cross-sell as never before.

(GRAPHIC)

(GRAPHIC)

COMPUTER RENDERED IMAGE OF FENESTRA ENHANCED VASCULATURE

Fenestra enables anatomical and functional imaging

Researchers who want to visualize internal processes in living animals must visually decipher seemingly undifferentiated structures, where adjacent tissues appear identical. Fenestra products provide anatomical imaging, enabling target tissues to be easily discerned. They also provide functional imaging, permitting researchers to observe biochemical functions in real time, such as how disease develops and how an organism responds to a novel compound. Since Fenestra can be administered to the same animal repeatedly, scientists can collect more valuable data over a long course of study, thereby saving time and money, and reducing the number of animals that must be sacrificed.

     Successfully commercialized to research laboratories, Fenestra is sold in two versions. Fenestra LC enables scientists to visualize the entire hepatobiliary system (comprising the liver, bile duct and biliary tract) in small laboratory animals. Fenestra VC visualizes cardiac, abdominal, cerebral and peripheral vasculature, organ blood flow, and tumour vasculature in living mice and other small animals.

A full product pipeline

The established customer base and growing reputation for our newly acquired contrast agents is preparing the way for others in the pipeline. They potentially include biochemically activated (BCA) agents, for use with MRI devices. BCAs remain invisible until they interact with the biological target, at which time they yield real-time, three-dimensional views of target cells, tissues or organs. BCAs are expected to provide invaluable information to researchers seeking answers to the treatment of cancer, infection, stroke, bipolar disease, cardiovascular disease, bone diseases, Alzheimer's and other diseases.

     ART's contrast agents are designed to provide customers with a more targeted approach to research, drug discovery and drug development in small animals--an approach yielding information that is easier to extrapolate to human disease. Apart from the money and time our products will save in the global research enterprise by helping laboratories bring products to market sooner, our products will save lives.


10
ART | ANNUAL REPORT | 2005

Fenestra(TM) opens window to recurring revenue

The ideal complement to our technology platform

(GRAPHIC)

Addresses market forecast to reach $1 billion within 5 years

MANAGEMENT'S REPORT

The financial statements and the information contained in this annual report are the responsibility of management, and have been approved by the Board of Directors.

     The financial statements have been prepared by management according to Canadian generally accepted accounting principles.

     The financial statements include amounts based on the use of best estimates and judgments. Management has established these amounts in a reasonable manner in order to ensure that the financial statements are fairly presented in all material respects. The financial information presented elsewhere in the annual report is consistent with the information in the financial statements.

     The Company maintains control systems for internal accounting and administration. The objective of these systems is to provide a reasonable assurance that the financial information is pertinent, reliable and accurate and that the Company's assets are properly accounted for and safeguarded.

     The Board of Directors is entrusted with ensuring that management assumes its responsibilities with regard to the presentation of financial information and is ultimately responsible for the examination and approval of the financial statements. The Board discharges this responsibility principally through its audit committee, whose members are all external directors.

     This committee meets periodically with management and the external auditors to discuss the internal controls exercised over the process of presentation of the financial information, questions of auditing and questions on the presentation of financial information, in order to assure themselves that each party properly fulfills its function and also to examine the financial statements and the external auditors' report.

     The financial statements have been audited on behalf of the shareholders by the external auditors, Raymond Chabot Grant Thornton, LLP. The external auditors have free and full access to the audit committee.

President and Chief Executive Officer   Chief Financial Officer


/s/ Micheline Bouchard                  /s/ Jacques Bedard
-------------------------------------   ----------------------------------------
Micheline Bouchard                      Jacques Bedard

Montreal, Canada
March 9, 2006


12
ART | ANNUAL REPORT | 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
As at March 3, 2006

The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. ("ART" or the "Company") at and for the periods indicated and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2005. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words "believe," "expect," "anticipate," "aim," "target," "plan," "intend," "continue," "estimate," "may," "will," "should" and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of ART's products by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan(R), reliance on third parties to manufacture or market its products, competition from companies in these sectors, impact of general economic conditions, general conditions in the pharmaceutical and medical sectors, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART's public filings with the securities regulators in Canada and the United States. Therefore, ART's actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and supersede any forward-looking statements contained in any previous MD&A and investors are cautioned not to rely on any forward-looking statements contained in any previous MD&A. ART does not undertake to update such forward-looking statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Report on Form 20-F, is available online at www.sedar.com or at www.art.ca. This MD&A is current as of March 3, 2006.

OVERVIEW

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging systems for the medical and pharmaceutical industries. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART has evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix MX, its multiwavelength preclinical optical molecular imager, through a worldwide exclusive distribution agreement with GE Healthcare, as well as the Fenestra(TM) biomarker product line.

THE COMPANY WAS FOCUSED ON DELIVERY ON FOUR TOP PRIORITIES IN 2005:

1) INCREASE MARKET SHARE IN THE PRECLINICAL OPTICAL IMAGING SECTOR BY CONTINUING TO RAMP UP SALES OF EXPLORE OPTIX THROUGH ITS DISTRIBUTION AGREEMENT WITH GE HEALTHCARE

Following the launch of eXploreOptix in June 2003, the Company systematically continued to gain market share in the preclinical optical imaging sector. As a result, since it delivered on its first order 27 months ago, the worldwide installed base of the eXplore Optix reached 34 units as of December 31, 2005. ART experienced a 113% growth in revenues from the sales of its eXplore Optix product in 2005 compared to 2004. For the year ended December 31, 2005, revenues were $4,125,550, compared to $1,935,000 for the year ended December 31, 2004. These revenues originated from sales in North America, Europe, and Asia and were generated through ART's distributor, GE Healthcare. New units and repeat orders were delivered in the multiwavelength module version of eXplore Optix and many customers elected to upgrade their single wavelength equipment to a multiwavelength version. Also, existing customers who decided to upgrade their system have also decided to purchase additional diodes ("add-ons") to expand their capability. Early customer response to the new product has thus been extremely favourable and has confirmed the soundness of the Company's decision to expand the eXplore Optix product line.


                                                                              13
                                                      2005 | ANNUAL REPORT | ART

2) COMPLETE PIVOTAL CLINICAL TRIALS OF SOFTSCAN AND FILE ITS SUBMISSION FOR REGULATORY APPROVAL

SoftScan, ART's time-domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among the many advantages offered by SoftScan is that laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable post-diagnosis, enabling the physician to monitor the progress of the disease and its regression, adjust treatment and thereby accelerate the cure, as well as reduce side effects and discomfort. Interim results of clinical trials are positive and the Company has thus begun pivotal trials for SoftScan. Assuming the results of the clinical trials are conclusive, and subject to the risks identified in this MD&A in the section titled "Risk and Uncertainties", the Company intends to file for regulatory approval in Canada by June 30, 2006.

     During the year, the Company actively pursued finalizing agreements with sites to conduct pivotal studies with the SoftScan device and began enrolling patients under the pivotal study protocol. The upcoming phases will involve the continued recruitment of volunteers, scanning of patients, gathering and analysis of the data, finalizing the agreements with some of the sites and obtaining approvals from the sites' Institutional Review Boards (IRBs) to begin pivotal trials at these sites. During the year, ART obtained authorization from Health Canada's Therapeutic Products Directorate to begin its pivotal clinical study in Canada using the SoftScan optical breast imaging system. The Health Canada Investigational Testing Authorization (ITA) authorizes ART to initiate patient enrolment at clinical sites in Canada, the McGill University Health Centre (MUHC) being the first such site. The requirements for a Class III medical device, such as SoftScan, are highly demanding. The Health Canada authorization signifies approval of the protocol for pivotal studies in Canada and is part of the ongoing regulatory process prior to commercialization and the filing of a Pre-Market Approval ("PMA") application with the U.S. Food and Drug Administration ("FDA"). The pivotal study will be conducted with the objective of demonstrating safety and efficacy in patient volunteers. ART will seek to enrol up to 950 volunteers in its SoftScan pivotal clinical study. In order to minimize the time to complete the study, ART has selected sites generating high biopsy volumes. During 2005 and in early 2006, ART pursued the preparation of the selected sites with the shipment and installation of the SoftScan system, as well as by providing training to on-site technologists and investigators.

     On a parallel basis, during 2005, ART pursued patient enrolment in its ongoing clinical validation studies, including its SoftScan tissue characterization study, both at the Centre Hospitalier de l'Universite de Montreal (CHUM) and the MUHC. These studies are being conducted to demonstrate clear diagnosis regardless of the breast characteristics of the various patient volunteers. Under the same protocol, ART announced that a SoftScan clinical study is now underway at the first of its clinical research sites in the United States, the Massachusetts General Hospital (MGH), in Boston. Led by Dr. Daniel
B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital, and a leading authority on breast cancer screening, this clinical study will provide results to be used by ART in its submission to the FDA to support the Company's SoftScan PMA application. The Company plans to pursue its tissue characterization study on an ongoing basis during 2006.

3) OBTAIN CERTIFICATION TO THE MEDICAL DEVICE QUALITY STANDARD (ISO 13485) AND ACHIEVE U.S. QUALITY SYSTEM REGULATION (QSR) COMPLIANCE

During 2005, ART obtained the ISO 13485:2003 certification, applicable to medical device manufacturers, and pursued its efforts to be fully compliant with the Quality System Regulation (QSR) in the United States.

4) INCREASE THE VISIBILITY AND SUPPORT OF ART WITHIN THE MEDICAL, SCIENTIFIC AND FINANCIAL COMMUNITIES INTERNATIONALLY

During the fourth quarter of 2005, ART continued to be visible on several fronts. In the medical and scientific communities, the Company presented in vivo fluorescent applications using eXplore Optix for pharmacokinetic studies at the In Vivo Molecular Imaging (IVMI) conference in California. At the IVMI conference, Dr. David R. Vera, Adjunct Professor in Radiology, UCSD, discussed results recently published in Nuclear Medicine and Biology, which validate the capability of the eXplore Optix system in obtaining sufficient sensitivity and temporal resolution for pharmacokinetic analysis. At the Society of Molecular Imaging (SMI) conference in Germany, a user group meeting included eXplore Optix demonstrations of new developments and applications in preclinical research by many users and experts in the optical molecular imaging sector. In addition, an article published in the peer-reviewed journal Academic Radiology presented results from an engineering optimization study on the SoftScan breast imaging device, indicating significant discrimination of malignant and benign tissue based on deoxyhemoglobin content. Finally, ART presented updates on recent developments in achieving key milestones at various financial venues, such as the BioContact Quebec 2005 investor conference.


14
ART | ANNUAL REPORT | 2005

ART ALIGNED WITH TWO HIGH-GROWTH SECTORS

ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time-domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product.

     ART's expenses include primarily the cost of sales (including royalty payments), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).

OUTLOOK

In 2006, ART expects to incur continued losses from operations. The Company expects that the revenues and expenses of the pharmaceutical sector will come from the development, marketing and sales activities of eXplore Optix, which is distributed and co-branded with GE Healthcare, as ART pursues its market penetration of the preclinical optical imaging sector. ART will benefit from the recent acquisition of Alerion Biomedical, Inc. and its Fenestra product line, providing a revenue stream and an ideal complement to our technology platform. In 2006, ART expects to pursue its activities in the medical sector as its SoftScan device undergoes pivotal trials.

CRITICAL ACCOUNTING ESTIMATES

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates and assumptions made by management include the amount of development expenditures expensed as opposed to capitalized; the establishment of the liability and equity component of the convertible debentures issued in 2005; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents. Actual results could differ from these estimates. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

DEVELOPMENT EXPENDITURES EXPENSED AS OPPOSED TO CAPITALIZED

Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. During the year ended December 31, 2005, the Company has deferred $423,416 of such development costs. Amortization of deferred development costs will begin with commercial production of the related product or application.

ESTABLISHMENT OF THE LIABILITY AND EQUITY COMPONENT OF THE CONVERTIBLE
DEBENTURES

For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. The above values were determined by a combination of Black-Scholes (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate that represented the borrowing rate available to the Company for similar debentures having no conversion rights.


                                                                              15
                                                      2005 | ANNUAL REPORT | ART

FAIR VALUE OF OPTIONS AND COMMON SHARE PURCHASE WARRANTS

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

INCOME TAX VALUATION ALLOWANCE

The Company has a net tax benefit resulting from non-capital losses carried forward, scientific research and experimental development expenditures and non-refundable investment tax credits. In view of the recent net losses and expected future losses, management is of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheet.

INVESTMENT TAX CREDITS RECEIVABLE

Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses or capitalized development costs in the year in which the expenses are incurred. They are calculated on the basis of the Company's experience and the application of the investment tax credit program. The Company has always been conservative when accounting for investment tax credits. It is possible that, subsequent to government audits, the receivable amount will change.

IMPAIRMENT OF PATENTS

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test, for any reason, including but not limited to invalidation of the technologies, indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

FOREIGN CURRENCY CONSIDERATIONS

The following information provides a discussion and analysis of the expenses for the year ended December 31, 2005, compared to the year ended December 31, 2004. The majority of these expenses, which include the cost of sales and operating expenses, are incurred in Canadian dollars. Following a rapid appreciation of the Canadian currency over the U.S., non-favourable variances were created for these expenses in 2005, compared to last year.

SALES

For the year ended December 31, 2005, revenues were $4,125,550, compared to $1,935,000 for the year ended December 31, 2004. Products sales for the year ended December 31, 2005 amounted to $3,626,100, compared to $1,935,000 a year ago. Maintenance sales totaled $499,450, compared to nil in the year ended December 31, 2004. The increase in revenues comes from an increase in the Company's eXplore Optix product and maintenance sales as the Company pursued its market penetration in preclinical optical imaging. During the year ended December 31, 2005, the Company sold 19 eXplore Optix units, including one demo unit, as compared to 11 units last year. During 2005, the Company upgraded five single-wavelength systems to the new multiwavelength system, compared to none during last year. Sales from products include the new multiwavelength system as well as add-ons, which include diodes, purchased by existing customers, offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units.


16
ART | ANNUAL REPORT | 2005

COST OF SALES

For the year ended December 31, 2005, the total cost of sales was $2,789,585, compared to $915,087 in the year ended December 31, 2004. As a result, ART generated a combined gross margin of 32% during the year ended December 31, 2005, and 53% last year. The combined gross margin decrease during the year, compared to last year, was due to the fact that: 1) ART transitioned to the new multiwavelength base system, which is a more costly system, and offered the possibility to its existing customers to upgrade their base system to the new system at a preferential price; and 2) the rapid appreciation of the Canadian currency over the U.S., as indicated above. During the year ended December
31, 2005, ART generated a gross margin of 34% from the sales of its products and a gross margin of 18% from sales resulting from maintenance. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.

RESEARCH AND DEVELOPMENT

The Company's research and development ("R&D") expenditures for the year ended December 31, 2005, net of investment tax credits, amounted to $9,154,960, compared to $7,511,485 for the year ended December 31, 2004. The R&D expenditures consist principally of the salaries and benefits for personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost of prototypes. The increase in R&D expenditures for the year ended December 31, 2005, compared to last year, relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which includes the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the U.S. During the year ended December 31, 2005, the manufacturing cost to build SoftScan clinical prototypes was $1,369,309. The Company also made the decision to build three additional SoftScan prototypes, to be prepared if more sites were needed to execute the clinical plan.

     In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions. During the year ended December 31, 2005, ART capitalized $423,416 of development costs that met generally accepted criteria and that were related to the eXplore Optix product extensions. As a result, during the year ended December 31, 2005, 81% of the R&D expenditures were dedicated to the medical sector and 19% to the pharmaceutical sector.

INVESTMENT TAX CREDITS

The investment tax credits ("ITC") represented $298,680, or 3% of the overall expenditures in R&D, for the year ended December 31, 2005, compared to $1,264,856, or 14% of the overall expenditures, for the year ended December 31, 2004. The decrease of the overall expenditures in R&D is mainly due to the fact that, last year, the ITC included a positive review by the tax auditors, which resulted in a surplus to what was originally accrued. ART applied this non-recurring surplus against R&D expenditures.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2005 totalled $3,918,236, compared to $3,474,446 for the year ended December 31, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. The increase in SG&A expenses compared to last year comes principally from Investor Relations activities. SG&A expenses were engaged to support commercial activities related to the eXplore Optix product, as well as support its overall activities. During the year ended December 31, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.

AMORTIZATION

Amortization for the year ended December 31, 2005 totalled $285,806, compared to $249,627 for the year ended December 31, 2004. Amortization consisted principally of amortization of property and equipment.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense for the year ended December 31, 2005 totalled $884,191, compared to zero for the year ended December 31, 2004. The interest expense on convertible debentures includes the interest calculated at the effective interest rate and the amortization of the deferred financing costs related to the $5 million in secured convertible debentures contracted during the year 2005.

INTEREST INCOME

Interest income for the year ended December 31, 2005 totalled $241,708, compared to $300,221 for the year ended December 31, 2004. Last year's interest income was higher due to a higher average cash and short-term investment position during the same period.


                                                                              17
                                                      2005 | ANNUAL REPORT | ART

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the year ended December 31, 2005 amounted to $463,664, compared to $13,179 for the year ended December 31, 2004. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company's ability to pay its U.S. dollar-denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

NET LOSS

Net loss for the year ended December 31, 2005 was $13,129,184 or $0.31 per share, compared to $9,928,603 or $0.24 per share for the year ended December 31, 2004.

COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003, and consequently, ART reported its financial results in 2003 over an eight-month period ended December 31, 2003, and a twelve-month period ended April 30, 2003. As a result of this change in reporting period, ART's financial results for 2004 and 2003 are not directly comparable to the financial results for the immediately preceding year.

SALES

Revenues for the year ended December 31, 2004 were $1,935,000, compared to $681,875 for the eight-month period ended December 31, 2003. The increase in revenues came from an increase in the Company's eXplore Optix product sales as ART pursued its market penetration of the preclinical optical imaging market. In the fiscal year ended December 31, 2004, the Company sold 11 eXplore Optix units, as compared to 4 units in the eight months ended December 31, 2003.

COST OF SALES

For the year ended December 31, 2004, the cost of sales was $915,087, compared to $377,744 in the eight-month period ended December 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% from its eXplore Optix products in 2004 and 45% in the preceding period. The increase in the gross margin in the fiscal year ended December 31, 2004, as compared to the eight-month period ended December 31, 2003, resulted from a lower selling price to its early adopters when the Company sold its first units during the eight-month period ended December 31, 2003. As the Company transitioned to the new multiwavelength base system and product extensions, and offered upgrades to its existing customer base, it was expected that the gross margin would fluctuate in the coming year.

RESEARCH AND DEVELOPMENT

The Company's research and development ("R&D") expenditures for the year ended December 31, 2004, net of investment tax credits, amounted to $7,511,485, compared to $3,491,641 for the eight-month period ended December 31, 2003. The increase in research and development expenses in the fiscal year ended December 31, 2004, as compared to the eight-month period ended December 31, 2003 (aside from the differences in the period sizes), resulted from an increase in the costs entailed by the development of the eXplore Optix multiwavelength system and the development of the SoftScan device. In the medical sector, ART pursued its efforts towards the preparation of pivotal trials for its SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, manufacturing the clinical prototypes, preparing the protocols and selecting its clinical sites. In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions, such as the world's first commercial 3-D time-domain optical image reconstruction software for preclinical research, and of its new eXplore Optix multiwavelength system. In 2004, ART also obtained ISO 9001:2000 certification. During the year ended December 31, 2004, 74% of the R&D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)


18
ART | ANNUAL REPORT | 2005

INVESTMENT TAX CREDITS

The ITC represented $1,264,856, or 14% of the overall expenditures in R&D, for the year ended December 31, 2004, compared to $433,865, or 11% of the overall expenditures, for the eight-month period ended December 31, 2003. The ITC increase followed a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R&D expenditures in the year ended December 31, 2004.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2004 totalled $3,474,446, compared to $2,239,324 for the eight-month period ended December 31, 2003. The increase in selling, general and administrative expenses corresponded to the difference in the period sizes. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company's financial position, as well as support its overall activities. During the year ended December 31, 2004, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

AMORTIZATION

Amortization for the year ended December 31, 2004 totalled $249,627, compared to $136,643 for the eight-month period ended December 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

INTEREST INCOME

Interest income for the year ended December 31, 2004 totalled $300,221, compared to $63,384 for the eight-month period ended December 31, 2003. The increase was mainly explained by the increase in the Company's cash and short-term investments resulting from the financing closed in the first quarter of the year ended December 31, 2004.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the year ended December 31, 2004 amounted to $13,179, compared to $331,932 for the eight-month period ended December 31, 2003. The foreign exchange loss resulted from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, did not affect the Company's ability to pay its U.S. dollar denominated expenditures. ART held U.S. dollars in anticipation of these expenditures.

NET LOSS

As a result of the foregoing, net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.

COMPARISON OF EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2003 AND YEAR ENDED APRIL 30, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results reported discrepancies between the two years, which were primarily due to the fact that the periods compared were different.

SALES

The Company recorded sales of $681,875 during the eight-month period ended December 31, 2003, as compared to none in the year ended April 30, 2003. These revenues came from the first sales of eXplore Optix units to the biomedical sector.

COST OF SALES

For the eight-month period ended December 31, 2003, the cost of sales was $377,744, compared to none in the year ended April 30, 2003. Cost of sales consisted principally of costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the eight-month period ended December 31, 2003, compared to none in the year ended April 30, 2003.


                                                                              19
                                                      2005 | ANNUAL REPORT | ART

RESEARCH AND DEVELOPMENT

The Company's R&D expenditures for the eight-month period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the year ended April 30, 2003. The investment tax credits represented $433,865, or 11% of the overall expenditures in R&D, for the eight-month period ended December 31, 2003, compared to $570,792, or 9% of the overall expenditures, for the year ended April 30, 2003. R&D expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with the McGill University Health Centre, the Sunnybrook and Women's College Health Sciences Centre and the Ottawa Regional Women's Breast Health Centre at the Civic Campus of The Ottawa Hospital. The decrease in R&D expenditures was explained principally by the fact that we compared a period comprising eight months with one of twelve months. During the eight-month period ended December 31, 2003, the Company increased its development costs for its eXplore Optix product, which was offset by the lower cost to manufacture SoftScan prototypes incurred during the previous fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the eight-month period ended December 31, 2003 were $2,239,324, compared to $2,885,065 for the year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company's visibility, and support the Company's activities. The decrease in SG&A expenditures was explained principally by the fact that we compared a period comprising eight months with one of twelve months.

FOREIGN EXCHANGE LOSS

Foreign exchange loss for the eight-month period ended December 31, 2003 increased by $112,867, to a loss of $331,932, compared to a loss of $219,065 for the year ended April 30, 2003. The foreign exchange loss resulted from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, did not affect the Company's ability to pay its U.S. dollar-denominated expenditures. ART held U.S. dollars in anticipation of these expenditures.

OTHER EXPENSES

Other expenses for the eight-month period ended December 31, 2003 were nil, compared to $1,467,621 for the year ended April 30, 2003. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

CURRENT INCOME TAXES RECOVERED

Current income taxes recovered for the eight-month period ended December 31, 2003 were nil, compared to $1,318,668 for the year ended April 30, 2003. The current tax recovery in the year ended April 30, 2003 represented the utilization of tax losses for the year to recover current income taxes resulting from the gain related to the disposal of the ISIS thermal imaging division.

NET LOSS

As a result, the net loss for the eight-month period ended December 31, 2003 was $5,832,025, or $0.20 per share, compared to $6,546,604, or $0.28 per share, for the year ended April 30, 2003.


20
ART | ANNUAL REPORT | 2005

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its activities by issuing common shares through private placements, an initial public offering, a follow-on public offering and, in 2005, through a $5.9 million private placement of convertible preferred shares and a $5 million private placement of senior secured convertible debentures. Since its creation in 1993 until December 31, 2005, the Company has issued 42,664,523 common shares, 6,341,982 preferred shares and 4,022,817 share purchase warrants for a total amount of $87,131,724.

     In 2005, ART closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares, at the Company's option. The preferred shares are convertible at the investor's option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The agreement also provides that, if on the first anniversary of the closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all of the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).

     Also in 2005, ART closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of C$0.99 per share. The agreement provides that, at ART's option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006 the trading price of ART's stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006.

     The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. For the year ended December 31, 2005, these covenants were all met.

     Also, ART issued to the investors 5-year warrants to purchase
1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and, for a period of twelve months (12) months following shareholder approval, the investors have the option of purchasing additional senior convertible debentures for a total investment of $500,000. The agreement also provides that ART may force this additional investment to be made if ART's stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share). With this financing, ART has terminated its credit facility of C$1,000,000 to cover fluctuations in cash, as well as its C$1,300,000 facility to finance investment tax credits.


                                                                              21
                                                      2005 | ANNUAL REPORT | ART

     For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. The above values were determined by a combination of Black-Scholes (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate that represented the borrowing rate available to the Company for similar debentures having no conversion rights.

     Cash flows used for operating activities for the year ended December 31, 2005 increased by $2,607,027, or 27%, to $12,412,284, from $9,805,257 for the year ended December 31, 2004. The increase in cash flows used for operating activities primarily results from the increase in the net loss. Cash flows from investing activities for the year ended December 31, 2005 were up to $5,195,751, from negative $4,761,508 for the year ended December 31, 2004. The increase is explained by the fact that, during the year ended December 31, 2005, a portion of the 2005 private placement was kept as cash and cash equivalents. Cash flows from financing activities decreased by $1,471,792, to $9,975,959 for the year ended December 31, 2005, from $11,447,751 for the year ended December 31, 2004. During the year ended December 31, 2005, ART closed private placements for a total value of $10.9 million, compared to the closing of a treasury offering of $12.7 million in the year ended December 31, 2004.

COMMITMENTS

The following table discloses aggregate information about the Company's contractual obligations and periods in which payments are due as of December 31, 2005.

                                                                            PAYMENT DUE BY PERIOD
                           TOTAL    LESS THAN 1 YEAR  1-3 YEARS  4-5 YEARS      AFTER 5 YEARS
                        ----------  ----------------  ---------  ---------  ---------------------
Long-term obligations   $2,932,392       $546,179      $829,435   $829,017          $727,761

RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. (Clinivation), a company controlled by one of its officers. Clinivation acts as ART's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

     Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART's Chief Medical Officer
(CMO).

     Contract research services: Clinivation works toward the clinical development and approvals of SoftScan.

     During the year ended December 31, 2005, the Company received management services for an amount of $165,771 and received contract research services for an amount of $2,174,255. These transactions were settled in cash.


22
ART | ANNUAL REPORT | 2005

QUARTERLY RESULTS FROM OPERATIONS

The business fluctuates according to the Company's sales and development cycle, and addresses emerging markets. The following table presents the Company's operating results by quarter for each of the last eight quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2005. This data should be read together with the financial statements and the notes to such statements.

                                                         BASIC AND
                                  SALES      NET LOSS     DILUTED
                               ----------   ----------   ---------
DECEMBER 2005 FINANCIAL YEAR
December 31                    $1,239,700   $3,313,319     $0.08
September 30                    1,122,000    3,870,288      0.09
June 30                           752,500    2,701,883      0.06
March 31                        1,011,350    3,243,694      0.08

DECEMBER 2004 FINANCIAL YEAR
December 31                       599,000    2,714,207      0.06
September 30                      760,000    2,438,606      0.06
June 30                           190,000    2,694,042      0.06
March 31                          386,000    2,081,748      0.06

DISCLOSURE ABOUT MARKET RISKS

The Company is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. The Company does not use derivative financial instruments for speculative or trading purposes. The Company does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on the Company's results of operations.

FOREIGN CURRENCIES

The Company's operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S.dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

INTEREST RATE SENSITIVITY

ART's investment policy consists of holding high-grade government, bank and corporate securities with varying maturities, usually less than 180 days. ART does not have material exposure to interest risks.

RISK AND UNCERTAINTIES

The Company's future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company's products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization, and has not yet been marketed commercially. ART's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from companies in the pharmaceutical and medical sectors. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the


                                                                              23
                                                      2005 | ANNUAL REPORT | ART
clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

     The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population and flow available as well as the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

     The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving the product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products, or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

     Under the debentures issued in 2005, the Company has agreed to respect certain covenants relating, among other things, to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, the maintenance of certain minimum cash and cash equivalent thresholds and a submission date for regulatory approval for SoftScan. However, there can be no assurance that the Company will be successful in continuing to meet these covenants in the future and, thus, not be confronted to an event of default under the debentures.

     The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing instruments or opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favourable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

     A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report on Form 20-F.

On behalf of management,


/s/ Jacques Bedard
-------------------------------------
Jacques Bedard
Chief Financial Officer

March 3, 2006


24
ART | ANNUAL REPORT | 2005

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ART ADVANCED RESEARCH TECHNOLOGIES INC.

We have audited the balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

                      (RAYMOND CHABOT GRANT THORNTON, LLP)

Chartered Accountants

Montreal, Canada
February 10, 2006


                                                                              25
                                                      2005 | ANNUAL REPORT | ART

COMMENTS BY AUDITORS ON
CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

                      (RAYMOND CHABOT GRANT THORTON, LLP)

Chartered Accountants

Montreal, Canada
February 10, 2006


26
ART | ANNUAL REPORT | 2005

BALANCE SHEETS
(In U.S. dollars)

                                                                           DECEMBER 31,   DECEMBER 31,
                                                                               2005           2004
                                                                           ------------   ------------
ASSETS
Current assets
   Cash                                                                    $  4,858,085   $    631,164
   Term deposit, 2% (1.45% in 2004), maturing in April 2006                     257,954        249,584
   Commercial paper, 4.27% (2.24% to 2.51% in 2004), maturing April 2006      4,000,496     10,950,403
   Accounts receivable (Note 4)                                               1,102,124        883,604
   Investment tax credits receivable                                            691,273        815,760
   Inventories (Note 5)                                                       1,226,812      1,014,551
   Prepaid expenses                                                             399,567        144,882
                                                                           ------------   ------------
                                                                             12,536,311     14,689,948
Property and equipment (Note 6)                                                 554,929        547,406
Patents (Note 3)                                                              1,529,092      1,527,533
Deferred costs (Note 7)                                                         611,877             --
                                                                           ------------   ------------
                                                                           $ 15,232,209   $ 16,764,887
                                                                           ============   ============
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 9)                       $  2,052,381   $  2,155,073
   Deferred grant                                                                89,872             --
   Current portion of convertible debentures (Note 10)                        2,054,600             --
                                                                           ------------   ------------
                                                                              4,196,853      2,155,073
Convertible debentures (Note 10)                                              1,666,543             --
                                                                           ------------   ------------
                                                                              5,863,396      2,155,073
SHAREHOLDERS' EQUITY
Share capital and share purchase warrants (Note 11)                          87,131,724     80,696,107
Equity component of convertible debentures (Note 10)                          1,510,467             --
Contributed surplus (Notes 11 e) and 12)                                        721,051        474,698
Deficit                                                                     (82,033,557)   (68,122,241)
Cumulative translation adjustment                                             2,039,128      1,561,250
                                                                           ------------   ------------
                                                                              9,368,813     14,609,814
                                                                           ------------   ------------
                                                                           $ 15,232,209   $ 16,764,887
                                                                           ============   ============

Commitments and contingency (Notes 18 and 19)

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,


/s/ Benoit La Salle                     /s/ Illegible
-------------------------------------   ----------------------------------------
Director                                Director


                                                                              27
                                                       2005 | ANNUL REPORT | ART

OPERATIONS AND DEFICIT
(In U.S. dollars)

                                                                                     EIGHT-MONTH
                                                       YEAR ENDED     YEAR ENDED    PERIOD ENDED     YEAR ENDED
                                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   APRIL 30, 2003
                                                          2005           2004           2003          (NOTE 13)
                                                      ------------   ------------   ------------   --------------
SALES
   Product                                             $ 3,626,100    $ 1,935,000    $   681,875    $        --
   Maintenance                                             499,450             --             --             --
                                                       -----------    -----------    -----------    -----------
                                                         4,125,550      1,935,000        681,875             --
COST OF SALES
   Product                                               2,379,802        915,087        377,744             --
   Maintenance                                             409,783             --             --             --
                                                       -----------    -----------    -----------    -----------
                                                         2,789,585        915,087        377,744             --
                                                       -----------    -----------    -----------    -----------
GROSS MARGIN                                             1,335,965      1,019,913        304,131             --
                                                       -----------    -----------    -----------    -----------
Operating expenses
   Research and development (Note 15)                    9,154,960      7,511,485      3,491,641      5,734,470
   Selling, general and administrative                   3,918,236      3,474,446      2,239,324      2,885,065
   Amortization                                            285,806        249,627        136,643        138,173
                                                       -----------    -----------    -----------    -----------
                                                        13,359,002     11,235,558      5,867,608      8,757,708
                                                       -----------    -----------    -----------    -----------
Operating loss                                          12,023,037     10,215,645      5,563,477      8,757,708
Interest expense on convertible debentures                 884,191             --             --             --
Interest income                                           (241,708)      (300,221)       (63,384)       (99,281)
Foreign exchange loss                                      463,664         13,179        331,932        219,065
Other expenses (Note 11 c))                                     --             --             --      1,467,621
                                                       -----------    -----------    -----------    -----------
Loss from continuing operations before income taxes     13,129,184      9,928,603      5,832,025     10,345,113
Current income taxes recovered (Note 16)                        --             --             --     (1,318,668)
                                                       -----------    -----------    -----------    -----------
Loss from continuing operations                         13,129,184      9,928,603      5,832,025      9,026,445
Profit from discontinued operations (Note 13)                   --             --             --     (2,479,841)
                                                       -----------    -----------    -----------    -----------
NET LOSS                                                13,129,184      9,928,603      5,832,025      6,546,604
Deficit, beginning of period                            68,122,241     56,753,062     49,561,034     42,309,220
Share and share purchase warrant issue expenses            782,132      1,440,576      1,360,003        705,210
                                                       -----------    -----------    -----------    -----------
Deficit, end of period                                 $82,033,557    $68,122,241    $56,753,062    $49,561,034
                                                       ===========    ===========    ===========    ===========
Basic and diluted loss per share from continuing
   operations                                          $      0.31    $      0.24    $      0.20    $      0.38
                                                       ===========    ===========    ===========    ===========
Basic and diluted earnings per share
   from discontinued operations                        $        --    $        --    $        --    $     (0.10)
                                                       ===========    ===========    ===========    ===========
Basic and diluted net loss per share (Note3)           $      0.31    $      0.24    $      0.20    $      0.28
                                                       ===========    ===========    ===========    ===========
Basic and diluted weighted average number
   of common shares outstanding                         42,664,523     41,220,856     29,456,248     23,493,351
                                                       ===========    ===========    ===========    ===========

The accompanying notes are an integral part of the financial statements.


28
ART | ANNUAL REPORT | 2005

CASH FLOWS
(In U.S. dollars)

                                                                                                  EIGHT-MONTH        YEAR ENDED
                                                           YEAR ENDED          YEAR ENDED         PERIOD ENDED     APRIL 30, 2003
                                                       DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003      (NOTE 13)
                                                       -----------------   -----------------   -----------------   --------------
OPERATING ACTIVITIES
Net loss                                                 $(13,129,184)        $(9,928,603)        $(5,832,025)      $ (6,546,604)
Items not affecting cash
   Amortization                                               285,806             249,627             136,643            138,173
   Stock-based compensation (Note 12)                         246,353             142,516              18,206                 --
   Interest on convertible debentures                         683,768                  --                  --                 --
   Other expenses (Note 11 c))                                     --                  --                  --            717,621
Net changes in working capital items
   Accounts receivable                                       (174,513)            (18,427)           (635,388)            61,298
   Investment tax credits receivable                          140,658             382,500            (150,125)          (563,018)
   Inventories                                               (140,746)           (584,827)           (321,780)                --
   Prepaid expenses                                          (239,182)             26,492              79,717           (175,242)
   Accounts payable and accrued liabilities                  (171,772)            (74,535)            269,149            164,623
   Deferred grant                                              86,528                  --                  --                 --
                                                         ------------         -----------         -----------       ------------
Cash flows from continuing operating activities           (12,412,284)         (9,805,257)         (6,435,603)        (6,203,149)
Cash flows from discontinued activities                            --                  --                  --         (4,330,520)
                                                         ------------         -----------         -----------       ------------
Cash flows from operating activities                      (12,412,284)         (9,805,257)         (6,435,603)       (10,533,669)
                                                         ------------         -----------         -----------       ------------
INVESTING ACTIVITIES
Short-term investments                                      5,784,836          (4,402,764)           (919,619)        (1,130,730)
Property and equipment                                       (222,189)           (234,972)           (166,078)           (53,408)
Other assets                                                   (5,339)           (123,772)            500,017           (647,768)
Deferred costs                                               (361,557)                 --                  --                 --
                                                         ------------         -----------         -----------       ------------
Cash flows from continuing investing activities             5,195,751          (4,761,508)           (585,680)        (1,831,906)
Cash flows from discontinued activities (Note 13)                  --                  --                  --          5,500,000
                                                         ------------         -----------         -----------       ------------
Cash flows from investing activities                        5,195,751          (4,761,508)           (585,680)         3,668,094
                                                         ------------         -----------         -----------       ------------
FINANCING ACTIVITIES
Issue of senior convertible debentures                      5,000,000                  --                  --                 --
Issue of convertible preferred shares                       5,900,000                  --                  --                 --
Common shares and share purchase warrants                          --          12,888,327          11,605,148          7,502,855
Equity and debt issue expenses                               (924,041)         (1,440,576)         (1,360,003)          (705,210)
                                                         ------------         -----------         -----------       ------------
Cash flows from financing activities                        9,975,959          11,447,751          10,245,145          6,797,645
Effect of foreign currency translation adjustments            466,645             551,957             146,261            200,666
                                                         ------------         -----------         -----------       ------------
                                                           10,442,604          11,999,708          10,391,406          6,998,311
                                                         ------------         -----------         -----------       ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        3,226,071          (2,567,057)          3,370,123            132,736
Cash and cash equivalents, beginning of period              1,633,071           4,200,128             830,005            697,269
                                                         ------------         -----------         -----------       ------------
Cash and cash equivalents, end of period                 $  4,859,142         $ 1,633,071         $ 4,200,128       $    830,005
                                                         ============         ===========         ===========       ============
CASH AND CASH EQUIVALENTS
Cash                                                     $  4,858,085         $   631,164         $ 4,200,128       $    830,005
Commercial paper                                                1,057           1,001,907                  --                 --
                                                         ------------         -----------         -----------       ------------
                                                         $  4,859,142         $ 1,633,071         $ 4,200,128       $    830,005
                                                         ------------         -----------         -----------       ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                            $    (88,986)        $        --         $        --       $       (393)
Interest received                                             225,135             246,680              47,753             90,366
                                                         ============         ===========         ===========       ============

The accompanying notes are an integral part of the financial statements.


                                                                              29
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 1. GOVERNING STATUTES, NATURE OF OPERATIONS AND CHANGE IN FISCAL YEAR-END

ART Advanced Research Technologies Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

     The Company evolved from a primarily technology-driven company with its two main products, eXplore Optix and SoftScan, to a market-focused organization. The Company currently sells eXplore Optix, its preclinical optical molecular imager, through a worldwide distribution agreement with General Electric Company ("GE"). SoftScan, its time-domain optical breast imaging device, is currently undergoing clinical trials.

     As the Company is moving towards full commercialization, the Company estimates that there will be additional capital requirements relating to its research and development activities and commercialization of its products. The ability to generate positive net income and cash flows from operations in the future is dependent upon many factors, including the Company's ability to raise additional capital, the level of market acceptance for the Company's products, the degree of competition encountered by the Company and general economic conditions.

     In 2003, the Company changed its fiscal year-end from April 30 to December
31. Accordingly, the comparative financial statements for December 31, 2003 are for an eight-month period. During the year ended April 30, 2003, the Company had no commercial operations.

NOTE 2. CHANGES IN ACCOUNTING POLICIES

On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular the recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair-value-based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003, the Company has adopted the latter alternative treatment.

     In September 2003, the transitional provisions of CICA Handbook Section 3870 were revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair-value-based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair-value-based method of accounting for fiscal years beginning January 1, 2004. During the eight-month period ended December 31, 2003, effective as of the beginning of the period, the Company chose to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the statement of operations and deficit for the eight-month period ended December 31, 2003.

     On May 1, 2002, the Company adopted prospectively the recommendations of CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in
Note 3.

NOTE 3. ACCOUNTING POLICIES

The financial statements are expressed in United States of America dollars (U.S. dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. The principal differences between Canadian and U.S. GAAP are described in Note 22.

USE OF ESTIMATES

These financial statements have been prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of the Company and its wholly owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. These companies are inactive, therefore, there are no significant intercompany accounts or transactions to eliminate.


30
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 3. Accounting policies (continued)

REVENUE RECOGNITION

Revenue from sales of the Company's products is recorded when there is persuasive evidence of an arrangement, goods have been delivered to the customer, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. A warranty provision is recorded at the time revenue is recognized, based on estimated customer returns and allowances.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at amounts due from customers, based on agreed-upon payment terms, net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed-upon payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

INVENTORIES

Finished goods and work in process are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

     Cost is determined by the first in, first out method.

AMORTIZATION

Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

Computer equipment                            3 years
Office furniture, tools and equipment    3 to 5 years
Leasehold improvements                  Term of lease

PATENTS

Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. Patent maintenance costs are expensed as incurred. Patents are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Should this test indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                     DECEMBER 31, 2005   DECEMBER 31, 2004
                                     -----------------   -----------------
Gross carrying value                     $1,658,256          $1,598,926
Accumulated amortization                    129,164              71,393
Net carrying value                       $1,529,092          $1,527,533
Patents acquired during the period       $    5,712          $  150,588

RESEARCH AND DEVELOPMENT EXPENSES

Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has deferred $423,416 of development costs to date (Note 7). Amortization of development costs will begin with commercial production of the related product or application.

     Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses or capitalized development costs in the year in which the expenses are incurred.

ISSUE EXPENSES

Share and share purchase warrant issue expenses are accounted for as an increase to the deficit. Expenses incurred to issue debt are deferred and amortized using the effective interest rate method.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the accounting bases and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance against any future tax asset if, according to management, it is more likely than not that the asset will not be realized.


                                                                              31
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 3. Accounting policies (continued)

CASH AND CASH EQUIVALENTS

The Company presents cash and highly liquid investments having a term of three months or less from the acquisition date with cash and cash equivalents.

     Cash equivalents are carried at cost, which approximates fair value.

REPORTING CURRENCY AND TRANSLATION OF FOREIGN CURRENCIES

The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders' equity.

     Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the balance sheet dates, non-monetary assets and liabilities are translated at rates in effect at transaction dates and revenues and expenses have been translated at the weighted average exchange rates for the fiscal years. Exchange gains and losses arising from such transactions have been included in income.

DIVIDENDS

The Company has never paid a cash dividend on its common shares. In the future, any dividends declared will be in Canadian dollars. For shareholders who are residents of the United States of America, dividends will be translated and paid in U.S. dollars at the rate of exchange prevailing on the declaration date.

BASIC AND DILUTED NET LOSS PER COMMON SHARE AND INFORMATION PERTAINING TO NUMBER OF SHARES

The Company uses the treasury stock method to determine the dilutive effect of share purchase warrants and stock options and the "if converted" method to determine the dilutive effect of the conversion feature of the preferred shares and the convertible debentures. Per share amounts have been computed based on the weighted average number of common shares outstanding for all years or periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures. For all of the years or periods presented, the effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

     Stock options and share purchase warrants for the purchase of 6,507,296, 4,666,796, 4,645,022 and 3,946,437 common shares were outstanding at December 31, 2005, December 31, 2004, December 31, 2003, and April 30, 2003,
respectively, but were not included in the calculation of the diluted loss per share.

NOTE 4. ACCOUNTS RECEIVABLE

                                                                DECEMBER 31, 2005   DECEMBER 31, 2004
                                                                -----------------   -----------------
Trade accounts, net of allowance for doubtful accounts of nil       $1,042,077           $647,583
Sales tax receivable                                                    34,469            134,949
Interest and other receivables                                          25,578            101,072
                                                                    $1,102,124           $883,604

Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable (100% in 2004). 100% of the Company's sales in 2005 and 2004 (82.4% in 2003) were made to this same customer.

NOTE 5. INVENTORIES

                  DECEMBER 31, 2005   DECEMBER 31, 2004
Raw materials         $  792,594          $  475,549
Work in process          157,812             178,765
Finished goods           276,406             360,237
                      $1,226,812          $1,014,551


32
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 6. PROPERTY AND EQUIPMENT

                                   DECEMBER 31, 2005
                         ------------------------------------
                                       ACCUMULATED
                            COST      AMORTIZATION     NET
                         ----------   ------------   --------
Computer equipment       $1,067,100    $  935,753    $131,347
Office furniture            245,444       240,855       4,589
Tools and equipment         511,005       320,237     190,768
Leasehold improvements      432,152       203,927     228,225
                         ----------    ----------    --------
                         $2,255,701    $1,700,772    $554,929
                         ==========    ==========    ========

                                   DECEMBER 31, 2004
                         ------------------------------------
                                       ACCUMULATED
                            COST      AMORTIZATION     NET
                         ----------   ------------   --------
Computer equipment       $1,002,742    $  801,896    $200,846
Office furniture            236,369       224,660      11,709
Tools and equipment         291,845       221,541      70,304
Leasehold improvements      424,814       160,267     264,547
                         ----------    ----------    --------
                         $1,955,770    $1,408,364    $547,406
                         ==========    ==========    ========

NOTE 7. DEFERRED COSTS

                                           DECEMBER 31, 2005   DECEMBER 31, 2004
                                           -----------------   -----------------
Deferred development costs                    $423,146 A)             $--
Deferred financing costs                       281,467 B)              --
Amortization of deferred financing costs       (92,736)                --
                                              --------                ---
                                              $611,877                $--
                                              ========                ===

a) Deferred development costs include costs related to the development of eXplore Optix.

b) The deferred financing costs relate to the liability component of the $5 million private placement of senior secured convertible debentures
     (Note 10).

NOTE 8. CREDIT FACILITIES

Following the closing of the $5 million private placement of senior secured convertible debentures in July 2005, the Company terminated its credit facility of C$1,000,000 to cover fluctuations in cash, as well as its C$1,300,000 facility to finance investment tax credits. As a result, as at December 31, 2005, the Company had no available credit facility.

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                   DECEMBER 31, 2005   DECEMBER 31, 2004
                   -----------------   -----------------
Trade accounts         $1,223,812          $  919,658
Employee-related
   Salaries               628,779             560,918
   Bonus                       --             540,578
Other                     199,790             133,919
                       ----------          ----------
                       $2,052,381          $2,155,073
                       ==========          ==========


                                                                              33
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 10. CONVERTIBLE DEBENTURES

In July 2005, the Company closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor's option at any time into common shares at a fixed conversion price of C$0.99 per share.

     The agreement provides that, at the Company's option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006, the trading price of the Company's stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), the Company may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that the Company may incur. In an event of default under the debentures, the Company may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.

     Also, the Company issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and for a period of twelve (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. These options had not been exercised as at December 31, 2005. The agreement also provides that the Company may force this additional investment to be made if the Company's stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share). The Company has to comply with certain restrictive clauses which were all met at December 31, 2005.

     For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder's conversion option and the warrants. The liability component's carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants have been valued at $360,228. Interest expense on the liability component is charged to operations, based on the effective interest rate of 38%. The above values were determined by using a combination of the Black-Scholes model (for the conversion option and the warrants) and a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below:

Future cash flow discount rate: 25%

                                            CONVERSION OPTION   WARRANTS
                                            -----------------   --------
Expected life:                                  2.5 years       5 years
Expected volatility:                                   70%           70%
Weighted average risk-free interest rate:            3.13%         3.33%
Dividend rate:                                          0%            0%

Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of C$1.21 per share. The Company evaluated the fair value of the share purchase warrants at $89,428 using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 3 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.13%

     -    Dividend rate: 0%

The Company shall reimburse the debentures over eight consecutive quarters with equal payments of $625,000 ending on January 28, 2008.

Instalments on the convertible debentures are as follows:

                                             2006         2007
                                          ----------   ----------
Obligation under convertible debentures   $2,500,000   $2,500,000


34
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 11. SHARE CAPITAL AND SHARE PURCHASE WARRANTS

AUTHORIZED

Unlimited number of shares without par value

     Common shares

     Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

The following table presents the changes in the number of outstanding common shares in the last four periods:

                              DECEMBER 31, 2005       DECEMBER 31, 2004         DECEMBER 31, 2003          APRIL 30, 2003
                                COMMON SHARES           COMMON SHARES             COMMON SHARES             COMMON SHARES
                           ----------------------  ----------------------    ----------------------    ----------------------
                             NUMBER     VALUE ($)    NUMBER     VALUE ($)      NUMBER     VALUE ($)      NUMBER     VALUE ($)
                           ----------  ----------  ----------  ----------    ----------  ----------    ----------  ----------
ISSUED AND FULLY PAID
Balance, beginning
   of period               42,664,523  78,678,625  34,238,523  65,955,938    26,673,341  55,487,915    20,523,591  47,985,060
Issue of shares for cash           --          --   8,420,000  12,714,401 a)  7,564,782  10,467,294 b)  6,142,680   7,500,000 c)
Issue of shares for cash
   following the exercise
   of stock options                --          --       6,000       8,286           400         729         7,070       2,855
                           ----------  ----------  ----------  ----------    ----------  ----------    ----------  ----------
Balance, end of period     42,664,523  78,678,625  42,664,523  78,678,625    34,238,523  65,955,938    26,673,341  55,487,915
                           ==========  ==========  ==========  ==========    ==========  ==========    ==========  ==========

The following table presents the changes in the number of outstanding preferred shares in the last four periods:

                             DECEMBER 31, 2005       DECEMBER 31, 2004    DECEMBER 31, 2003     APRIL 30, 2003
                              PREFERRED SHARES       PREFERRED SHARES     PREFERRED SHARES     PREFERRED SHARES
                           ---------------------    ------------------   ------------------   ------------------
                             NUMBER    VALUE ($)    NUMBER   VALUE ($)   NUMBER   VALUE ($)   NUMBER   VALUE ($)
                           ---------   ---------    ------   ---------   ------   ---------   ------   ---------
ISSUED AND FULLY PAID
Balance, beginning
   of period                      --          --      --         --        --         --        --         --
Issue of shares for cash   6,341,982   5,900,000 D)   --         --        --         --        --         --
Balance, end of period     6,341,982   5,900,000      --         --        --         --        --         --


                                                                              35
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 11. Share capital and share purchase warrants (continued)

The following tables present the changes in the number of share purchase warrants outstanding in the last four periods:

                                                        DECEMBER 31, 2005
                                   -----------------------------------------------------------
                                                                              WEIGHTED AVERAGE
                                     NUMBER    VALUE ($)                     EXERCISE PRICE C$
                                   ---------   ---------                     -----------------
Balance, beginning of period       2,194,422   2,017,482                            2.28
Issue of share purchase warrants   1,828,395     535,617 Notes 10 and 11 d)         1.19
                                   ---------   ---------                            ----
Balance, end of period             4,022,817   2,553,099                            1.78
                                   =========   =========                            ====

                                                  DECEMBER 31, 2004
                                    ---------------------------------------------
                                                                 WEIGHTED AVERAGE
                                      NUMBER     VALUE ($)      EXERCISE PRICE C$
                                    ----------   ---------      -----------------
Balance, beginning of period         3,208,422   1,914,746             4.84
Issue of share purchase warrants       546,000     162,736 a)          2.15
Expiry of share purchase warrants   (1,560,000)    (60,000) e)         7.50
                                    -----------  ---------             ----
Balance, end of period               2,194,422   2,017,482             2.28
                                    ==========   =========             ====

                                                 DECEMBER 31, 2003
                                    ------------------------------------------
                                                              WEIGHTED AVERAGE
                                     NUMBER    VALUE ($)     EXERCISE PRICE C$
                                   ---------   ---------     -----------------
Balance, beginning of period       2,465,237     777,621            5.66
Issue of share purchase warrants     743,185   1,137,125 b)         2.11
                                   ---------   ---------            ----
Balance, end of period             3,208,422   1,914,746            4.84
                                   =========   =========            ====

                                                 APRIL 30, 2003
                                   -----------------------------------------
                                                            WEIGHTED AVERAGE
                                     NUMBER    VALUE ($)   EXERCISE PRICE C$
                                   ---------   ---------   -----------------
Balance, beginning of period       1,560,000    60,000            7.50
Issue of share purchase warrants     905,237   717,621 c)         2.50
                                   ---------   -------            ----
Balance, end of period             2,465,237   777,621            5.66
                                   =========   =======            ====

a) In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

     In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of C$2.15 by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and the Company. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 5 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.71%

     -    Dividend rate: 0%

b) During the eight-month period ended December 31, 2003, the Company completed a series of financing rounds through private placements.

     According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for gross cash proceeds of $11.6 million. Commissions related to the financing rounds, amounting to $1,162,666, were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued to two agents for the financing were evaluated at $1,137,125 following the assumptions listed below and were presented in the section "Share capital and share purchase warrants" of the shareholders' equity.

Information relating to the share purchase warrants is detailed as follows:

     - The first agent received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of C$2.08;


36
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 11. Share capital and share purchase warrants (continued)

     - The second agent received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of C$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of C$3.23.

     These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 3 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.71%

     -    Dividend rate: 0%

c) During the year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

          Pursuant to the financing agreements closed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

          On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with GE. The first agreement, known as the "Master Research and Development Alliance Agreement", establishes mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "SoftScan Commercial Alliance Agreement", defines mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for SoftScan.

          The Company paid management fees of $750,000 in cash to an agent for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the operations and deficit statement and "operating activities" of the cash flow statement for the period.

          The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

     - Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of C$2.50. These share purchase warrants became exercisable as of November 15, 2002 and expire on November 15, 2007;

     - Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of C$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earns income from the signature of a firm purchase order for SoftScan. These warrants expire on November 15, 2007.

          The Company evaluated the fair value of share purchase warrants No. 1 using the Black-Scholes model. The valuation assumptions are listed below:

     -    Expected life: 5 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 4.3%

     -    Dividend rate: 0%

     Using these assumptions, a total of $717,621 was charged to expenses and included in the section "Other expenses" of the Operations and Deficit statement while the consideration was recorded under "Share capital and share purchase warrants" in shareholders' equity.

          In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

d) In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company's option. The cumulative dividend has a value of $200,277 on December 31, 2005. The preferred shares are convertible at the investor's option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share).

          The agreement also provides that, if on the first anniversary of the closing of the transaction the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all of the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction.

          The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). This option had not been exercised as at December 31, 2005.


                                                                              37
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 11. Share capital and share purchase warrants (continued)

          In conjunction with this transaction, the Company issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black-Scholes model.

     The valuation assumptions are listed below:

     -    Expected life: 3 years

     -    Expected volatility: 70%

     -    Weighted average risk-free interest rate: 3.19%

     -    Dividend rate: 0%

e) Upon the expiry of the share purchase warrants, an amount of $60,000 was transferred to contributed surplus.

NOTE 12. STOCK-BASED COMPENSATION PLAN

Under the Company's stock option plan (the "Amended and Restated 2005 Stock Option Plan" or the "Plan"), options to purchase common shares may be granted to employees, directors, officers or consultants of the Company. Each option will normally expire 10 years from the date of issuance. In addition, each option to be granted under the Plan will vest in instalments from the effective date of grant pursuant to a pre-established vesting schedule. The exercise price of any option granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price of the common shares on a stock exchange on which the common shares are listed immediately prior to the date of grant of such options.

     As at December 31, 2005, 4,563,486 common shares (2,650,000 for December 31, 2004, December 31, 2003 and April 30, 2003) were authorized for issuance. Since its inception, 699,840 common shares have been issued under the Plan.

The following table presents the changes in the number of options outstanding in the last four periods:

                           DECEMBER 31, 2005      DECEMBER 31, 2004       DECEMBER 31, 2003       APRIL 30, 2003
                          DIRECTORS, OFFICERS    DIRECTORS, OFFICERS     DIRECTORS, OFFICERS    DIRECTORS, OFFICERS
                             AND EMPLOYEES          AND EMPLOYEES           AND EMPLOYEES          AND EMPLOYEES
                         --------------------   ---------------------   --------------------   --------------------
                                     WEIGHTED                WEIGHTED               WEIGHTED               WEIGHTED
                                      AVERAGE                 AVERAGE                AVERAGE                AVERAGE
                         NUMBER OF   EXERCISE   NUMBER OF    EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                          OPTIONS    PRICE C$    OPTIONS     PRICE C$    OPTIONS    PRICE C$    OPTIONS    PRICE C$
                         ---------   --------   ---------   ---------   ---------   --------   ---------   --------
Balance, beginning
   of period             2,467,374     2.81     1,431,600      3.79     1,476,200     4.06     1,207,070      6.01
Options granted            119,500     0.74     1,282,574 a)   1.96       142,400     3.21       658,900      2.04
Options exercised               --       --        (6,000)     1.91          (400)    2.39        (7,070)     0.63
Options cancelled         (107,395)    3.57      (240,800)     4.18      (186,600)    5.42      (382,700)     6.81
                         ---------     ----     ---------      ----     ---------     ----     ---------      ----
Balance, end of period   2,479,479     2.68     2,467,374      2.81     1,431,600     3.79     1,476,200      4.06
                         =========     ====     =========      ====     =========     ====     =========      ====
Options exercisable,
   end of period         1,659,957     3.25     1,222,898      3.63       846,400     4.81       739,565      5.81
                         =========     ====     =========      ====     =========     ====     =========      ====

a) On January 27, 2004, in consideration for renouncing the cash payment of the prior year's bonuses, certain officers and employees were granted a total of 288,740 options to buy common shares at an exercise price of C$3.23. The expense related to the bonuses had been accrued in the eight-month period ended December 31, 2003. Upon issuance of the options, the bonus accrual was reversed and an amount of $253,976, representing the fair value of the options, was credited to contributed surplus.


38
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 12. Stock-based compensation plan (continued)

The following table provides information on options outstanding and exercisable as of December 31, 2005:

                                                OPTIONS
                                              OUTSTANDING                   OPTIONS
                                               WEIGHTED                   EXERCISABLE
                                  WEIGHTED      AVERAGE                     WEIGHTED
                                   AVERAGE     REMAINING                    AVERAGE
                       NUMBER     EXERCISE    CONTRACTUAL      NUMBER       EXERCISE
EXERCISE PRICE C$   OUTSTANDING   PRICE C$   LIFE (YEARS)   EXERCISABLE     PRICE C$
-----------------   -----------   --------   ------------   -----------   -----------
0.68 TO 0.99           117,500      0.74         9.78               --          --
1.00 TO 1.99         1,074,400      1.34         7.98          589,100        1.49
2.00 TO 2.99           259,134      2.27         7.48          180,245        2.32
3.00 TO 3.99           617,445      3.24         7.89          479,612        3.27
4.00 TO 4.99           137,000      4.60         1.66          137,000        4.60
5.00 TO 5.99                --        --           --               --          --
6.00 TO 6.99           111,000      6.00         3.13          111,000        6.00
7.00 TO 7.50           163,000      7.50         4.19          163,000        7.50
                     ---------      ----         ----        ---------        ----
                     2,479,479      2.68         7.18        1,659,957        3.25
                     =========      ====         ====        =========        ====

As at December 31, 2005, a total of 1,379,167 common share purchase options remained available for granting.

The fair value of stock options granted during the years ended December 31, 2005, December 31, 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                           DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                           -----------------   -----------------   -----------------   --------------
Weighted average expected life (years)           4.50                4.33                4.50               7.00
Expected volatility                                70%                 70%                 70%                70%
Weighted average risk-free interest rate         3.67%               3.46%               3.84%              4.72%
Dividend rate                                      --                  --                  --                 --

The weighted average fair value of each stock option granted during the year ended December 31, 2005 was $0.32 ($0.68 in 2004, $1.36 in 2003 and $0.92 in the
year ended April 30, 2003).

     The Company recorded an expense of $246,353 ($142,516 in 2004 and $18,206 for the eight-month period ended December 31, 2003), using the fair value method, in its operations and deficit statement for stock options granted to employees in the year ended December 31, 2005.

     During the year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

                                                                                        EIGHT-MONTH
                                                 YEAR ENDED          YEAR ENDED         PERIOD ENDED       YEAR ENDED
                                             DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                             -----------------   -----------------   -----------------   --------------
Net loss as reported                            $13,129,184         $ 9,928,603         $5,832,025         $6,546,604
Less: compensation expense recognized in
   the statement of operations and deficit         (246,353)           (142,516)           (18,206)                --
Plus: total compensation expense                    375,363             344,324            153,296            134,959
                                                -----------         -----------         ----------         ----------
Pro forma net loss                              $13,258,194         $10,130,411         $5,967,115         $6,681,563
                                                ===========         ===========         ==========         ==========
Basic and diluted net loss per share
   As reported                                  $      0.31         $      0.24         $     0.20         $     0.28
   Pro forma                                    $      0.31         $      0.25         $     0.20         $     0.28
                                                ===========         ===========         ==========         ==========

OTHER STOCK OPTIONS

During the fiscal year ended April 30, 2001, the Company granted 5,000 common stock options to a consultant as partial compensation for services rendered to the Company. The options are exercisable at C$4.80 and expire on March 19, 2011.


                                                                              39
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 13. DISCONTINUED OPERATIONS

The Company's bio-optical imaging activities led it to reconsider its involvement in the industrial sector. Due to an economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the ISIS thermal imaging division had not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc. for $5.5 million.

     The operations of the industrial division presented as at April 30, 2003 were reclassified under "Profit from discontinued operations". Results are detailed as follows:

                                                 YEAR ENDED
                                               APRIL 30, 2003
                                               --------------
Revenues                                        $        --
Operating loss                                  $   516,281
Gain on disposal of the industrial division,
   net of current taxes of $1,318,668           $ 2,996,122
Profit from discontinued operations             $(2,479,841)

As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.

NOTE 14. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company carried out the following transactions with certain directors, officers and companies related to these directors and officers:

                                                                           EIGHT-MONTH
                                    YEAR ENDED          YEAR ENDED         PERIOD ENDED       YEAR ENDED
                                DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                -----------------   -----------------   -----------------   --------------
Directors
   Professional fees                $       --          $       --             $--              $58,046
Officers
   Clinical research fees (a)        2,340,026           1,952,581              --                   --
                                    ----------          ----------             ---              -------
                                    $2,340,026          $1,952,581             $--              $58,046
                                    ==========          ==========             ===              =======

(a) In the normal course of its business, the Company has entered into an agreement with Clinivation Inc. (Clinivation), a company controlled by one of its officers. Clinivation acts as the Company's Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan as follows:

          Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as the Company's Chief Medical Officer (CMO);

          Contract research services: Clinivation works toward the clinical development and approvals of SoftScan.

     During the year ended December 31, 2005, the Company paid $165,771 for management services as CMO and $2,174,255 for contract research services.

     These transactions were recorded at their exchange value, which is the consideration established and agreed-upon transactions by the related parties. The transactions were settled in cash.

     The Company had an account payable of $243,180 to Clinivation as at December 31, 2005 ($168,822 as at December 31, 2004).


40
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 15. RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenses and the related investment tax credits included in the statement of operations and deficit are as follows:

                                                                               EIGHT-MONTH
                                        YEAR ENDED           YEAR ENDED        PERIOD ENDED       YEAR ENDED
                                    DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                    -----------------   -----------------   -----------------   --------------
Research and development expenses       $9,453,640         $ 8,776,341          $3,925,506        $6,305,262
Investment tax credits                    (298,680)         (1,264,856)           (433,865)         (570,792)
                                        ----------         -----------          ----------        ----------
                                        $9,154,960         $ 7,511,485          $3,491,641        $5,734,470
                                        ==========         ===========          ==========        ==========

The Company's investment tax credit claims previously submitted for the fiscal years ended April 30, 2002 and April 30, 2003 were reviewed by the tax authorities in 2004. Following a positive review, the Company collected $593,584 more than what had been originally recorded. The Company applied this excess against research and development expenses incurred in the fiscal year ended December 31, 2004.

     The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

NOTE 16. INCOME TAXES

The current tax recovery presented in the operations and deficit statement for the year ended April 30, 2003 represents the utilization of tax losses to recover current income tax resulting from the gain related to the discontinued operations.

     The variance between the statutory income tax rate (31.02% for December 31, 2005 and 2004, 31.05% for December 31, 2003 and 34.48% for April 30, 2003) and
the Company's effective income tax rate (nil for December 31, 2005, 2004 and 2003 and 12.7% for April 30, 2003) for all the periods presented is mainly attributable to the valuation allowance related to future income tax assets.

     Future income tax assets of $32,010,000 as at December 31, 2005 ($27,402,160 as at December 31, 2004) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent years. They are summarized as follows:

                                                                 DECEMBER 31,   DECEMBER 31,
                                                                     2005           2004
                                                                 ------------   ------------
Future income tax assets resulting from
   Tax losses                                                    $ 23,683,000   $ 19,877,131
   Research and development expenses                                4,008,000      3,732,794
   Excess of tax basis over carrying value of assets                1,031,000        908,151
   Federal non-refundable research and development tax credits      3,288,000      2,884,084
                                                                 ------------   ------------
                                                                   32,010,000     27,402,160
Valuation allowance                                               (32,010,000)   (27,402,160)
                                                                 ------------   ------------
Net future income tax assets recorded                            $         --   $         --
                                                                 ============   ============

As at December 31, 2005, the non-capital tax losses and unused income tax deductions are available as follows:

                                                                                         FEDERAL      PROVINCIAL
                                                                                       -----------   -----------
Non-capital tax losses expiring in
2006                                                                                   $ 7,227,000   $ 4,355,000
2007                                                                                    12,530,000    11,506,000
2008                                                                                    14,806,000    14,718,000
2009                                                                                     9,779,000     9,624,000
2010                                                                                     6,425,000     6,351,000
2014                                                                                    12,101,000    12,101,000
2015                                                                                    14,617,000    15,050,000
                                                                                       -----------   -----------
                                                                                        77,485,000    73,705,000
Unused income tax deductions
   Research and development expenses which can be deferred over an indefinite period    11,507,000    17,976,000
                                                                                       -----------   -----------
                                                                                       $88,992,000   $91,681,000
                                                                                       ===========   ===========


                                                                              41
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 17. SEGMENT INFORMATION

Beginning January 2004, the Company operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time-domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product. The accounting policies for both segments are the same and are described in Note 3.

The information pertaining to the two operating segments is summarized as follows:

                                                                                YEAR ENDED
                                                                            DECEMBER 31, 2005
                                                                            -----------------
                                             PHARMACEUTICAL     MEDICAL           TOTAL
                                             --------------   -----------   -----------------
SALES
   Product                                     $3,626,100     $        --      $ 3,626,100
   Maintenance                                    499,450              --          499,450
                                               ----------     -----------      -----------
                                                4,125,550              --        4,125,550
COST OF SALES
   Product                                      2,379,802              --        2,379,802
   Maintenance                                    409,783              --          409,783
                                               ----------     -----------      -----------
                                                2,789,585              --        2,789,585
                                               ----------     -----------      -----------
GROSS MARGIN                                    1,335,965              --        1,335,965
                                               ----------     -----------      -----------
Operating expenses
   Research and development                     1,748,506       7,406,454        9,154,960
   Selling, general and administrative          1,498,073       2,420,163        3,918,236
   Amortization                                   162,828         122,978          285,806
                                               ----------     -----------      -----------
                                                3,409,407       9,949,595       13,359,002
                                               ----------     -----------      -----------
Operating loss                                  2,073,442       9,949,595       12,023,037
Interest expense on convertible debentures        258,537         625,654          884,191
Interest income                                   (70,675)       (171,033)        (241,708)
Foreign exchange loss                             135,575         328,089          463,664
                                               ----------     -----------      -----------
NET LOSS                                       $2,396,879     $10,732,305      $13,129,184
                                               ==========     ===========      ===========


42
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 17. Segment information (continued)

                                                       YEAR ENDED  31, 2004
                                         -----------------------------------------------
                                         PHARMACEUTICAL     MEDICAL          TOTAL
                                         --------------   ----------   -----------------
SALES
   Product                                 $1,935,000     $       --      $ 1,935,000
   Maintenance                                     --             --               --
                                           ----------     ----------      -----------
                                            1,935,000             --        1,935,000
COST OF SALES
   Product                                    915,087             --          915,087
   Maintenance                                     --             --               --
                                           ----------     ----------      -----------
                                              915,087             --          915,087
                                           ----------     ----------      -----------
GROSS MARGIN                                1,019,913             --        1,019,913
                                           ----------     ----------      -----------
Operating expenses
   Research and development                 1,944,023      5,567,462        7,511,485
   Selling, general and administrative      1,314,888      2,159,558        3,474,446
   Amortization                               153,895         95,732          249,627
                                           ----------     ----------      -----------
                                            3,412,806      7,822,752       11,235,558
                                           ----------     ----------      -----------
Operating loss                              2,392,893      7,822,752       10,215,645
Interest income                               (84,182)      (216,039)        (300,221)
Foreign exchange loss                           3,695          9,484           13,179

                                           ----------     ----------      -----------
NET LOSS                                   $2,312,406     $7,616,197      $ 9,928,603
                                           ==========     ==========      ===========

As at December 31, 2005 and December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

IDENTIFIABLE ASSETS        CORPORATE    PHARMACEUTICAL     MEDICAL       TOTAL
-------------------       -----------   --------------   ----------   -----------
As at December 31, 2005   $10,253,077     $3,162,239     $1,816,893   $15,232,209
As at December 31, 2004   $12,897,559     $2,132,979     $1,734,349   $16,764,887


                                                                              43
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 18. CONTRACTUAL COMMITMENTS

The Company is committed under operating leases expiring between 2006 and 2012 to pay a total amount of $2,932,392 principally for its premises. The annual commitments for the next five years are as follows:

2006   $546,179
2007    409,472
2008    419,963
2009    416,723
2010    412,294

NOTE 19. CONTINGENCY

LETTERS OF CREDIT
As at December 31, 2005, the Company had no outstanding letters of credit.

NOTE 20. FINANCIAL INSTRUMENTS

The financial statements include only primary financial instruments.

The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

The fair value of the convertible debentures could not be readily determined due to the specific characteristics of these financial instruments.

Except for accounts receivable of $1,042,077 ($647,583 in 2004), cash of $4,366,822 ($28,189 in 2004) and commercial paper of $4,000,496 (nil in 2004), all other financial instruments are denominated in Canadian dollars.

NOTE 21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.


44
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP, except for the following:

RECONCILIATION OF STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

                                                                                            EIGHT-MONTH
                                                     YEAR ENDED          YEAR ENDED         PERIOD ENDED       YEAR ENDED
                                                 DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                                 -----------------   -----------------   -----------------   --------------
Net loss under Canadian GAAP                        $13,129,184         $ 9,928,603          $5,832,025        $6,546,604
   Deferred development costs d)                        423,146                  --                  --                --
   Interest expense on convertible
      debentures e)                                    (458,061)                 --                  --                --
                                                    -----------         -----------          ----------        ----------
Net loss under U.S. GAAP                             13,094,269           9,928,603           5,832,025         6,546,604
   Change in cumulative translation
      adjustment account a)                            (477,878)         (1,284,686)           (768,167)         (630,301)
                                                    -----------         -----------          ----------        ----------
Comprehensive loss under U.S. GAAP                  $12,616,391         $ 8,643,917          $5,063,858        $5,916,303
                                                    ===========         ===========          ==========        ==========

DIFFERENCES IN REPORTED AMOUNTS ON BALANCE SHEETS

                                                           DECEMBER 31, 2005                        DECEMBER 31, 2004
                                               ----------------------------------------  ----------------------------------------
                                               CANADIAN GAAP  ADJUSTMENTS    U.S. GAAP   CANADIAN GAAP  ADJUSTMENTS   U.S. GAAP
                                               -------------  -----------  ------------  -------------  -----------  ------------
ASSETS
Deferred development costs a)                  $    423,146   $  (423,146) $         --  $         --   $        --  $         --
LIABILITIES
Current portion of convertible debentures e)      2,054,600       232,583     2,287,183            --            --            --
Convertible debentures e)                         1,666,543       819,823     2,486,366            --            --            --
SHAREHOLDERS' EQUITY
Share capital, share purchase warrants
   and contributed surplus b) c)                 87,852,775    (9,182,299)   78,670,476    81,170,805    (8,400,167)   72,770,638
Equity component of convertible
   debentures e)                                  1,510,467    (1,510,467)           --            --            --            --
Deficit b) c) d)                                (82,033,557)    9,558,015   (72,475,542)  (68,122,241)    8,740,968   (59,381,273)
Cumulative translation adjustment c)           $  2,039,128   $  (340,801) $  1,698,327  $  1,561,250   $  (340,801) $  1,220,449

a)   Comprehensive income

     Statement of Financial Accounting Standard SFAS No. 130, Reporting Comprehensive Income, requires that changes during the year in the cumulative translation adjustment account be included in the computation of comprehensive income (loss).

b)   Share and share purchase warrant issue expenses

     U.S. GAAP require that share and share purchase warrant issue expenses of $782,132 for the year ended December 31, 2005 ($1,440,576 for the year ended December 31, 2004, $1,360,003 for the eight-month period ended December 31, 2003 and $705,210 for the year ended April 30, 2003) be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

c)   Reporting currency

     The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior fiscal years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

d)   Deferred costs

     U.S. GAAP require that development costs be expensed in the year they are incurred.

e)   Conversion rights

     U.S. GAAP require that the conversion rights of the convertible debentures be valued at their intrinsic value. The conversion rights of the convertible debentures issued during the period did not have any intrinsic value at the date of issue and, therefore, the equity component of the convertible debentures was nil under U.S. GAAP.


                                                                              45
                                                      2005 | ANNUAL REPORT | ART

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 22. United States generally accepted accounting principles (continued)

OTHER INFORMATION

U.S. GAAP require the presentation of information in the event of a change in fiscal year-end.

Information comparable to the transition period:

                                          YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                      DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   DECEMBER 31, 2002
                                      -----------------   -----------------   -----------------   -----------------
                                                                                 (UNAUDITED)         (UNAUDITED)
Operating loss                           $12,023,037         $10,215,645         $ 9,211,400         $ 7,619,954
Loss from continuing operations           13,129,184           9,928,603          10,580,413           6,749,060
Profit from discontinued operations               --                  --                  --          (1,941,052)
Net loss                                  13,129,184           9,928,603           5,832,025           4,808,008

Classification of "Other expenses"

Under U.S. GAAP, the item "Other expenses" must be classified as an operating expense.

Classification of research and development investment tax credits

Under U.S. GAAP, R&D investment tax credits (see Note 15) would be classified as a reduction of the income tax expense instead of a reduction of the related R&D expenses.

Accounting for stock-based compensation

As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair-value-based method of accounting as required by U.S. GAAP. The fair value of options granted for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003, was estimated using the Black-Scholes option-pricing model taking into account a weighted average expected life of 4.5 years for the year ended December 31, 2005, 4.33 years for the year ended December 31, 2004, an expected life of 4.5 years for the eight-month period ended December 31, 2003 and seven years for the year ended April 30, 2003. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2005 (70% for December 31, 2004 and 2003 and for April 30,
2003), a weighted average risk-free interest rate of 3.67 for December 31, 2005, (3.46% for December 31, 2004, 3.84% for December 31, 2003 and 4.72% for April 30, 2003) and a 0% dividend policy. A compensation expense is recorded over the vesting periods.

     If the fair value method of accounting had been applied for periods prior to May 1, 2003, the Company's net loss and net loss per share for the years ended December 31, 2005 and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003 would have been, on a pro forma basis:

                                                                                              EIGHT-MONTH
                                                       YEAR ENDED          YEAR ENDED         PERIOD ENDED       YEAR ENDED
                                                   DECEMBER 31, 2005   DECEMBER 31, 2004   DECEMBER 31, 2003   APRIL 30, 2003
                                                   -----------------   -----------------   -----------------   --------------
Net loss under U.S. GAAP                              $13,094,269         $ 9,928,603          $5,832,025        $6,546,604
Less: compensation expense recognized
   in the statement of operations and deficit            (246,353)           (142,516)            (18,206)               --
Plus: total compensation expense
   under the fair-value-based method                      363,127             340,013             185,028           270,121
                                                      -----------         -----------          ----------        ----------
Pro forma net loss                                    $13,211,043         $10,126,100          $5,998,847        $6,816,725
                                                      -----------         -----------          ----------        ----------
Basic and diluted net loss per share as reported      $      0.31         $      0.24          $     0.20        $     0.28
                                                      -----------         -----------          ----------        ----------
Basic and diluted net loss per share, pro forma       $      0.31         $      0.25          $     0.20        $     0.29
                                                      ===========         ===========          ==========        ==========

The weighted average fair value of options granted for the year ended December 31, 2005 was $0.32 ($0.68 for the year ended December 31, 2004, $1.36 for the eight-month period ended December 31, 2003 and $0.92 for the year ended April 30, 2003).


46
ART | ANNUAL REPORT | 2005

NOTES TO FINANCIAL STATEMENTS
(In U.S. dollars)

Note 22. United States generally accepted accounting principles (continued)

ACCOUNTING CHANGES

A) INVENTORY COSTS

     In November 2004, the FASB issued SFAS 151, Inventory Costs-An Amendment of ARB 43, Chapter 4 (SFAS 151). SFAS 151 amends the guidance in ARB 43, Chapter 4, Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

     - recognize as current-period charges, idle facility expenses, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB 43;

     - require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

     SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its results of operations and financial condition.

B) EXCHANGES OF NON-MONETARY ASSETS

     In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets-An Amendment of APB Opinion 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition.

C) ACCOUNTING CHANGES AND ERROR CORRECTIONS

     In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3 which is effective for fiscal years ending after December 31, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The Company does not expect this standard to have a material impact on its financial statements.


                                                                              47
                                                      2005 | ANNUAL REPORT | ART

CORPORATE INFORMATION

SCIENTIFIC ADVISORY BOARD

DR. SAMUEL ACHILEFU, PHD
Associate Professor of Radiology
Washington University
School of Medicine

DR. IRVING J. BIGIO, PHD
Professor
Departments of Biomedical
Engineering, Electrical & Computer
Engineering, Physics,
and Gastroenterology
Boston University

DR. DAVID BOAS, PHD
Associate Professor
Harvard Medical School
Assistant Physicist
Massachusetts General Hospital

DR. BRITTON CHANCE, PHD, SCD
(CANTAB.), MD (HON.)
Professor Emeritus of Biophysics,
Physical Chemistry, and
Radiologic Physics
University of Pennsylvania

DR. AMIR H. GANDJBAKHCHE, PHD
Senior Investigator
and Section Chief
Chief Unit on Biomedical
Stochastic Physics
Laboratory of Integrative
and Medical Biophysics
National Institutes of Health

DR. DANIEL B. KOPANS, PHD
Professor of Radiology
Harvard Medical School
Director, Breast Imaging Division
Massachusetts General Hospital

DR. JOSEPH LAKOWICZ, PHD
Director
Center for Fluorescence
Spectroscopy
University of Maryland
School of Medicine

DR. MARTIN YAFFE, PHD
(Chairman of the Scientific
Advisory Board)
Senior Scientist in Imaging/
Bioengineering Research
Sunnybrook & Women's College
Health Sciences Centre, Toronto

CLINICAL ADVISORY BOARD

DR. DANIEL B. KOPANS, PHD
(Chairman of the Clinical
Advisory Board)
Professor of Radiology
Harvard Medical School
Director of Breast Imaging
Massachusetts General Hospital

DR. JESSICA W.T. LEUNG, MD
Assistant Professor in Residence
Director of Breast Imaging
Research and Education
Division of Breast Imaging
Department of Radiology
UCSF Medical Center
University of
California-San Francisco

DR. LAWRENCE W. MARGOLIS, MD, FACR
Clinical Professor Emeritus
Department of Radiation Oncology
and Dermatology
University of
California-San Francisco

DR. MARK D. NOVICK, MD
Medical director,
lead interpreting radiologist,
and operator of outpatient
breast imaging centers
New York City

DR. ALFRED B. WATSON, JR., MD,
MPH, FACR, FACPM
Vice Chairman
Department of Radiology
Chief of Breast Imaging
Baylor College of Medicine
Texas Medical Center

DR. MARTIN YAFFE, PHD
Senior Scientist in Imaging/
Bioengineering Research
Sunnybrook & Women's College
Health Sciences Centre, Toronto

BUSINESS ADVISORY COUNCIL

RONALD LANE GOODE, PHD
President
The Goode Group

MONIQUE LEFEBVRE
Chairman of the Board
Hema-Quebec Foundation
and member of several
boards of directors

BRIAN LEVITT
Partner and Co-Chair
Osler, Hoskin & Harcourt, LLP

COLIN MALLET
Former President and CEO
Sandoz Canada Inc.
and member of several
boards of directors

JEAN MARSAC, PHD
President of the Executive Board
H2i Management SA

GERARD TAILLON
Senior Vice President
and Managing Director
BMO Nesbitt Burns Inc.

WILLIAM WEBB
Former President and CEO
Trex Medical Corp.

BOARD OF DIRECTORS

BENOIT LA SALLE (1)(2)
Chairman of the Board
ART Advanced Research
Technologies Inc.
President and CEO
Semafo Inc.

MICHELINE BOUCHARD
President and CEO
ART Advanced Research
Technologies Inc.

JACQUES COURVILLE (1)
Former Vice President
Medical Research
Merck Frosst Canada Inc.

RAYMOND CYR (1)(2)
Chairman of the Board
Polyvalor Inc.

PIERRE DUTHEIL (2)
Corporate Advisor

GEORGE N. FUGELSANG (1)
Former CEO
Dresdner Kleinwort Benson
North America

(1)  Member of the Corporate Governance, Human Resources and Compensation
     Committee

(2)  Member of the Audit and Environment Committee


48
ART | ANNUAL REPORT | 2005

OFFICERS

Benoit La Salle
Chairman of the Board

Micheline Bouchard
President and CEO

Warren Baker
Chief Operating Officer

Jacques Bedard
Chief Financial Officer

Pierre Couture
Vice President,
Sales and Marketing

Sebastien Gignac
Vice President, Corporate Secretary
and General Counsel

Mario Khayat
Vice President, Optical Products

Dr. Joseph Kozikowski
Chief Medical Officer

CORPORATE HEADQUARTERS AND OFFICES

Headquarters
2300 Alfred-Nobel Blvd.
Montreal, Quebec H4S 2A4
Canada
Tel: (514) 832-0777
Fax: (514) 832-0778
www.art.ca

Office
5897 St-Francois Road
Montreal, Quebec H4S 1B6
Canada

LEGAL COUNSEL

Osler, Hoskin & Harcourt, LLP
1000 de La Gauchetiere St. W.
Suite 2100
Montreal, Quebec H3B 4W5
Canada

AUDITORS

Raymond Chabot Grant
Thornton, LLP
600 de La Gauchetiere St. W.
Suite 1900
Montreal, Quebec H3B 4L8
Canada

TRANSFER AGENT

National Bank Trust
1100 University Street
12th Floor
Montreal, Quebec H3B 2G7
Canada

COMMON STOCK

The Common Shares of ART
Advanced Research
Technologies Inc. are listed on
the Toronto Stock Exchange
(TSX) under the symbol "ARA"

ANNUAL MEETING

May 25, 2006
Hotel Omni Mont-Royal
Montreal, Quebec
Canada


                                        Additional copies of this annual report
                                        are available from:

                                        The Secretary of the Company
                                        2300 Alfred-Nobel Blvd.
                                        Montreal, Quebec
                                        Canada H4S 2A4

                                        Si vous preferez recevoir
                                        ce rapport annuel en francais,
                                        veuillez vous adresser au:

                                        Secretaire de la Societe
                                        2300, boul. Alfred-Nobel
                                        Montreal (Quebec)
                                        Canada H4S 2A4
                                   www.art.ca

 ISSN 1703-809X - Legal deposit: Bibliotheque nationale du Quebec and National
     Library of Canada - 2006 - PRINTED IN CANADA - Design: Ardoise Design
                     Communications inc. - www.ardoise.com